Exhibit 99.2

   DUNDEE CORPORATION

    CONSOLIDATED FINANCIAL STATEMENTS

   AS AT AND FOR THE YEAR ENDED DECEMBER 31, 2009

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DUNDEE CORPORATION

Independent Auditors’ Report

To the Directors of Dundee Corporation:

We have completed integrated audits of Dundee Corporation’s (the “Company”) 2009 and 2008 consolidated financial statements and of its internal control over financial reporting as at December 31, 2009.  Our opinions, based on our audits, are presented below.

Consolidated Financial statements

We have audited the accompanying consolidated balance sheets of the Company as at December 31, 2009 and 2008 and the consolidated statements of operations, comprehensive income (loss), changes in shareholders’ equity and cash flows for each of the years then ended.  These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits of the Company’s consolidated financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  A financial statement audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2009 and 2008 and the results of its operations and its cash flows for each of the years then ended in accordance with Canadian generally accepted accounting principles.

Internal control over financial reporting

We have also audited Dundee Corporation’s internal control over financial reporting as at December 31, 2009, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in “Management’s Report on Internal Control Over Financial Reporting”, which appears on Page 2 of the Company’s Annual Report on Form 40-F.  Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.  An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances.  We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at December 31, 2009 based on criteria established in Internal Control — Integrated Framework issued by the COSO.

Chartered Accountants, Licensed Public Accountants

Toronto, Canada
April 1, 2010

DUNDEE CORPORATION

DUNDEE CORPORATION
CONSOLIDATED BALANCE SHEETS
As at December 31, 2009 and 2008
(expressed in thousands of Canadian dollars)
	2009	2008
ASSETS
Cash and cash equivalents	$480,175	$167,584
Accounts receivable	297,572	406,076
Client accounts receivable (note 4)	401,780	389,282
Trading securities owned (note 5)	198,391	161,882
Available-for-sale securities (note 6)	257,494	294,730
Equity accounted investments (note 7)	158,963	160,339
Deferred sales commissions (note 8)	236,981	234,027
Real estate, capital and other assets (note 9)	523,487	526,256
Goodwill and other intangible assets (note 10)	736,355	740,784
TOTAL ASSETS	$3,291,198	$3,080,960
LIABILITIES
Bank indebtedness (note 11)	$4,821	$-
Accounts payable and accrued liabilities	262,413	291,029
Client deposits and related liabilities (note 12)	476,820	408,647
Trading securities sold short (note 5)	23,127	43,951
Income taxes payable	6,936	8,472
Corporate debt (note 13)	388,017	529,507
Series 1 preference shares, DundeeWealth (note 14)	153,301	152,978
Preference shares, series 1 (note 16)	147,722	147,371
Future income tax liabilities (note 22)	40,188	3,024
	1,503,345	1,584,979
NON-CONTROLLING INTEREST (note 15)	667,871	615,142
SHAREHOLDERS' EQUITY
Share capital (notes 16 and 17)
Common shares	289,207	288,398
Preference shares, series 2	127,085	-
Contributed surplus	8,498	11,549
Retained earnings	666,774	604,075
Accumulated other comprehensive income (loss) (note 18)	28,418	(23,183)
	1,119,982	880,839
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$3,291,198	$3,080,960
The accompanying notes are an integral part of these consolidated financial statements.

Commitments, contingencies and off-balance sheet arrangements (note 26)

Approved by the Board:

(signed) Ned Goodman                                                                          (signed) Garth A.C. MacRae
Director                                                                                 Director

DUNDEE CORPORATION

DUNDEE CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS

For the years ended December 31, 2009 and 2008
(expressed in thousands of Canadian dollars, except per share amounts)
	2009	2008
REVENUES
Management fees	$466,648	$464,288
Redemption fees	13,978	16,833
Financial services	293,609	325,360
Real estate revenues	243,136	400,925
	1,017,371	1,207,406
Investment income (note 19)	20,714	21,249
	1,038,085	1,228,655
EXPENSES
Selling, general and administrative (note 20)	306,155	343,157
Variable compensation	180,825	229,137
Trailer service fees	127,513	134,234
Operating costs, real estate	173,169	286,538
	787,662	993,066
OPERATING EARNINGS BEFORE INTEREST,
TAXES, AND OTHER NON-CASH ITEMS	250,423	235,589
Amortization of deferred sales commissions	88,689	81,868
Depreciation, depletion and amortization	19,925	21,409
Interest expense	37,760	31,908
Share of (earnings) loss of equity accounted investees (note 19)	(6,294)	35,690
Fair value adjustments (notes 5, 6, 7 and 24)	(14,125)	385,292
Foreign exchange (gain) loss	(8,933)	12,593
Unrealized gain on exchangeable debentures (note 13)	-	(1,314)
OPERATING EARNINGS (LOSS) BEFORE UNDERNOTED ITEMS	133,401	(331,857)
Dilution gains, net (note 3)	1,244	578
Loss on sale of subsidiary (note 3)	-	(17,679)
	134,645	(348,958)
Income taxes (note 22)
Current	26,894	62,461
Future	11,377	(140,850)
	38,271	(78,389)
Non-controlling interest	33,923	(74,308)
NET EARNINGS (LOSS) FROM CONTINUING OPERATIONS	62,451	(196,261)
Earnings from discontinued operations of DundeeWealth,
net of tax and non-controlling interest	-	69
NET EARNINGS (LOSS) FOR THE YEAR	$62,451	$(196,192)

NET EARNINGS (LOSS) PER SHARE (note 23)
Basic	$0.81	$(2.62)
Diluted	$0.77	$(2.62)

The accompanying notes are an integral part of these consolidated financial statements.

DUNDEE CORPORATION

DUNDEE CORPORATION
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

For the years ended December 31, 2009 and 2008
(expressed in thousands of Canadian dollars)
	ref	2009	2008
NET EARNINGS (LOSS) FOR THE YEAR		$62,451	$(196,192)
Other comprehensive income (loss)
Unrealized earnings (losses) on available-for-sale securities	a	84,707	(231,590)
Transfer of unrealized losses to net earnings (loss)	b	1,070	198,772
Reversal of unrealized losses on available-for-sale securities	c	-	677
Unrealized foreign currency (loss) gain on forward contract	d	64	1,516
Unrealized (loss) gains from foreign currency translation	e	(8,812)	12,488
Transfer of unrealized loss (gain) from foreign currency translation to net earnings (loss)	f	1,007	(1,284)
Transfer of unrealized gain from foreign currency translation to other assets	g	(1,566)	-
Share of other comprehensive loss of equity accounted investees	h	(1,978)	(1,174)
Non-controlling interest		(22,891)	(3,908)
Other comprehensive income (loss) from operations		51,601	(24,503)
COMPREHENSIVE INCOME (LOSS) FOR THE YEAR		$114,052	$(220,695)
a) Net of taxes of		$(30,343)	$89,697
b) Net of taxes of		$(580)	$(74,642)
c) Net of taxes of		$-	$(310)
d) Net of taxes of		$(29)	$(679)
e) Net of taxes of		$1,890	$(3,680)
f) Net of taxes of		$(336)	$524
g) Net of taxes of		$703	$-
h) Net of taxes of		$594	$628

The accompanying notes are an integral part of these consolidated financial statements.

DUNDEE CORPORATION

DUNDEE CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

As at and for the years ended December 31, 2009 and 2008
(expressed in thousands of Canadian dollars)
					Accumulated
		Preference			Other
	Common	Shares,	Contributed	Retained	Comprehensive
	Shares	Series 2	Surplus	Earnings	Income (Loss)	Total
Balance, January 1, 2008	$292,538	$-	$7,513	$814,405	$1,320	$1,115,776
Net loss	-	-	-	(196,192)	-	(196,192)
Other comprehensive loss	-	-	-	-	(24,503)	(24,503)
Acquisition of Class A subordinate shares for cancellation	(6,374)	-	-	(13,979)	-	(20,353)
Issuance of Class A subordinate shares for cash	121	-	-	-	-	121
Issuance of Class A subordinate shares for non-cash consideration	45	-	-	-	-	45
Stock based compensation	-	-	4,072	(159)	-	3,913
Exercise of options	2,068	-	(36)	-	-	2,032
Balance, December 31, 2008	288,398	-	11,549	604,075	(23,183)	880,839
Net earnings	-	-	-	62,451	-	62,451
Other comprehensive income	-	-	-	-	51,601	51,601
Acquisition of Class A subordinate shares for cancellation	(1,041)	-	-	(14)	-	(1,055)
Issuance of Class A subordinate shares for non-cash consideration	90	-	-	-	-	90
Issuance of Class A subordinate shares for cash	90	-	-	-	-	90
Issuance of Preference shares, series 2, net of issue costs	-	127,085	-	-	-	127,085
Dividends on Preference shares, series 2	-	-	-	(2,571)	-	(2,571)
Stock based compensation	-	-	1,207	-	-	1,207
Share incentive arrangements	-	-	(4,170)	2,833	-	(1,337)
Exercise of options	1,670	-	(88)	-	-	1,582
Balance, December 31, 2009	$289,207	$127,085	$8,498	$666,774	$28,418	$1,119,982
The accompanying notes are an integral part of these consolidated financial statements.

DUNDEE CORPORATION

DUNDEE CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2009 and 2008
(expressed in thousands of Canadian dollars)
	2009	2008
OPERATING ACTIVITIES:
Net earnings (loss) from continuing operations for the year	$62,451	$(196,261)
Non-cash items:
Depreciation, depletion and amortization	108,614	103,277
Net investment (gains) loss	(6,268)	1,163
Share of (earnings) losses of equity accounted investees	(6,294)	35,690
Fair value adjustments	(14,125)	385,292
Unrealized gain on exchangeable debentures	-	(1,314)
Loss on sale of subsidiary	-	17,679
Dilution gains, net	(1,244)	(578)
Future income taxes	11,377	(140,850)
Non-controlling interest	33,923	(74,308)
Stock based compensation	18,858	23,935
Other	5,247	17,822
	212,539	171,547
Changes in:
Accounts receivable	(35,265)	109,225
Accounts payable and accrued liabilities	32,400	(77,417)
Bank indebtedness	4,821	(43,125)
Income taxes payable	(3,797)	(35,210)
Trading securities owned and sold short, net	(4,809)	48,889
Client accounts receivable, net of client deposits and related liabilities	55,675	4,823
Land, housing and condominium inventory	(37,451)	28,965
Other real estate working capital	31,346	(75,829)
CASH PROVIDED FROM OPERATING ACTIVITIES	255,459	131,868
INVESTING ACTIVITIES:
Net investment in real estate assets	(41,180)	(29,960)
(Investment in) proceeds from oil and gas properties, net	(1,249)	45,151
Sales commissions incurred on distribution of mutual funds	(91,643)	(108,890)
Proceeds from dispositions of corporate investments	164,928	116,629
Acquisitions of corporate investments	(53,321)	(102,945)
Cash disbursed in business combinations (note 3)	(5,210)	(64,455)
Net changes in capital and other tangible assets	(5,538)	(5,750)
CASH USED IN INVESTING ACTIVITIES	(33,213)	(150,220)
FINANCING ACTIVITIES:
Change in corporate debt	(224,717)	108,511
Issuance of Series 1 Notes by DundeeWealth, net of discount and issue costs (note 13)	197,838	-
Issuance of Class A subordinate shares, net of issue costs	1,672	2,153
Amounts repaid to non-controlling shareholder of a subsidiary	-	(7,134)
Acquisition of Class A subordinate shares, net of costs	(1,055)	(20,353)
Net issuance (cancellation) of shares by subsidiaries	3,613	(16,614)
Issuance of Preference shares, series 2, net of issue costs (note 16)	125,906	-
Dividends paid on Preference shares, series 2	(2,571)	-
Dividends paid by subsidiaries to non-controlling shareholders	(10,341)	(7,742)
CASH PROVIDED FROM FINANCING ACTIVITIES	90,345	58,821
NET INCREASE IN CASH DURING THE YEAR	312,591	40,469
Cash and cash equivalents, beginning of year	167,584	126,915
Change in net cash relating to discontinued operations	-	200
CASH AND CASH EQUIVALENTS, END OF YEAR	$480,175	$167,584
Cash flows from operating activities include the following:
Interest paid	$37,760	$31,908
Taxes paid	$34,024	$101,899
The accompanying notes are an integral part of these consolidated financial statements.

DUNDEE CORPORATION

DUNDEE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009 and 2008
(tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

Dundee Corporation (the “Company” or “Dundee Corporation”) is an independent publicly traded Canadian asset management company.  The Company’s core focus is in the areas of wealth management, real estate and resources.  Third-party asset management activities are carried out by Ned Goodman Investment Counsel Limited (formerly Ravensden Asset Management Inc.) (“NGIC”), a registered portfolio manager in the province of Ontario, and by Dundee Real Estate Asset Management (“DREAM”), the asset management division of Dundee Realty Corporation (“Dundee Realty”), a 74% owned subsidiary of the Company.

Dundee Corporation also owns and manages its own direct investments in these core focus areas, through ownership of both publicly listed and private companies.  The Company’s investment in wealth management is primarily through its 62% controlled subsidiary, DundeeWealth Inc. (“DundeeWealth”), as well as through operations carried out in Bermuda and in the Cayman Islands.  These domestic and international wealth management operations provide a broad range of financial products and services to financial advisors, institutions, corporations and foundations.  Real estate operations are carried out through the Company’s investment in Dundee Realty, an owner and developer of residential and recreational properties in North America.  Real estate operations also include an 18% interest in Dundee Real Estate Investment Trust (“Dundee REIT”), a Canadian real estate investment trust.  Resource investments are managed through Dundee Resources Limited (“Dundee Resources”), a wholly owned subsidiary of the Company, and include the Company’s 54% investment in Eurogas Corporation (“Eurogas”), an oil and natural gas company with a mandate to create long-term value through the development of high impact energy projects.  Dundee Resources also manages several other equity-accounted investments.

The Company is listed on The Toronto Stock Exchange (“TSX”) under the symbol “DC.A”.

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PRESENTATION

The consolidated financial statements of the Company are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).

Principles of Consolidation
The consolidated financial statements include the accounts of the Company, its subsidiaries and variable interest entities (“VIEs”) for which the Company is the primary beneficiary as well as the Company’s proportionate share of assets, liabilities, revenues and expenses of joint ventures in which it participates.  The Company’s major operating subsidiaries include:

	Year ended December 31, 2009		Year ended December 31, 2008
	Opening	Ending	Opening	Ending
	Ownership	Ownership	Ownership	Ownership
DundeeWealth*	49%	49%	45%	49%
Dundee Realty	75%	74%	77%	75%
Eurogas Corporation	53%	54%	51%	53%
*The Company holds a 62% voting interest in DundeeWealth at December 31, 2009.

All intercompany transactions have been eliminated in these consolidated financial statements.  When the Company does not own all of the equity of the subsidiary, the minority shareholders’ interest in the net book value of the subsidiary and in its net earnings are disclosed as a separate line item in the consolidated balance sheets and consolidated statements of operations as non-controlling interest.

Acquisitions
The Company accounts for business acquisitions as purchase transactions.  Accordingly, the purchase price of a business acquisition is allocated to its identifiable net assets on the basis of estimated fair values as at the date of purchase, including identifiable intangible assets, with any excess being assigned to goodwill.  When the net of the amounts assigned to identifiable net assets exceeds the cost of the purchase (“negative goodwill”), the excess is eliminated, to the extent possible, by a pro-rata allocation to certain non-current assets, with the balance presented as an extraordinary gain.  The interest of minority shareholders is stated at the minority shareholders’ proportionate share of the pre-acquisition carrying values of the acquired net assets.  For interests acquired during the year, purchase accounting is applied on a prospective basis from the date of acquisition.

Any contingent consideration in relation to a business acquisition is recorded when the outcome of the contingency is resolved.  When the outcome of a contingency is resolved, consideration recognized, if any, will be allocated to goodwill and other intangible assets.

Use of Estimates
The preparation of the consolidated financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.  These estimates are made based on information available as at the date of issuance of the financial statements.  Actual results could differ materially from those estimates.

Key areas of estimation, where management has made difficult, complex or subjective judgments, often about matters that are inherently uncertain, include the determination of fair values of net assets acquired in a business combination, including the identification of intangible assets; the determination of fair values of equity accounted investments; the determination of fair values of financial instruments, including the Company's portfolio of asset-backed commercial paper (“ABCP”) and associated floating rate notes (“FRNs”) as well as its portfolio of collateralized loan obligations (“CLOs”); the determination of other-than-temporary impairment in fair value of other assets; allowances for credit losses; income taxes; stock based compensation; the amortization period for deferred sales commissions; the valuation of goodwill and other intangible assets; the consolidation of VIEs; the valuation of and determination of useful lives for real estate, capital and other assets; the determination of cost of sale of and cost to complete real estate assets; fair values of oil and gas properties and gas storage facilities; the determination of the liability associated with future site reclamation costs; and the determination of contingencies.

Foreign Currency Translation
Foreign currency denominated amounts are translated into Canadian dollars using average rates for the year for items included in the consolidated statements of operations, the rates in effect at the consolidated balance sheet dates for monetary assets and liabilities included in the consolidated balance sheet and historical rates for other items.

Translation gains or losses are generally included in the determination of net earnings.  Translation gains or losses arising on translation of accounts of foreign subsidiaries which are considered self-sustaining and those arising from the translation of foreign denominated equity accounted securities are included in other comprehensive income (“OCI”) until there has been a realized reduction in the investment.

DUNDEE CORPORATION

Consolidation of Variable Interest Entities
The Company is required to consolidate any VIEs in which it is the primary beneficiary.  An entity is a VIE when, by design, one or both of the following conditions exist: (a) total equity investment at risk is insufficient to permit the entity to finance its activities without additional subordinated support from others; or (b) as a group, the holders of the equity investment at risk lack certain essential characteristics of a controlling financial interest.  The primary beneficiary is the entity that is exposed, through variable interests, to a majority of the VIE’s expected losses or is entitled to a majority of the VIE’s expected residual returns, or both.

The Company has reviewed its relationships and determined that there were no VIEs for which it was considered the primary beneficiary as at December 31, 2009.

At December 31, 2008 the Company held a 50% interest in the Distillery Historic District (the “co-ownership”).  The co-ownership was considered a VIE for which Dundee Realty was considered the primary beneficiary.  During 2009, and following repayment of amounts previously advanced to the co-owners, the co-ownership was determined to no longer be a VIE and accordingly, the Company deconsolidated 50% of the co-ownership.

Cash and Cash Equivalents
Cash and cash equivalents are carried at cost, which approximates fair value.  Cash equivalents may include short-term financial instruments and investments in money market products, all of which are highly liquid and immediately exchangeable into known amounts of cash.

Client Accounts
Client accounts receivable include both clients’ trading accounts and brokers’ and dealers’ trading accounts.  Client deposits and related liabilities include clients’ cash and clients’ and brokers’ and dealers’ trading balances.

DundeeWealth operations include activities of a full service securities dealer and member of the Investment Industry Regulatory Organization of Canada (“brokerage subsidiary”).  In accordance with brokerage industry practice, client transactions are entered into on either a cash or a margin basis and are recorded on a trade-date basis.  If transactions are conducted on a margin basis, DundeeWealth’s brokerage subsidiary may extend credit to a client to purchase securities and such securities purchased and/or other securities in the client’s account are held as collateral for the amounts loaned.  Amounts due from clients are carried at the contractual amount receivable, net of any allowance for credit losses.  DundeeWealth’s brokerage subsidiary engages in securities borrowing and lending transactions.  Cash received or delivered as collateral against these transactions is included in client accounts.

Allowance for Credit Losses
The Company maintains an allowance for credit losses which management considers adequate to absorb all credit-related losses.  It does not record a general allowance for credit losses.  However, specific allowances for credit losses are established as a result of detailed reviews of individual collateral positions securing the client accounts receivable.  Should the value of the underlying collateral decline by an amount significant enough that it becomes insufficient to repay the margin loan in full and the client is unable or unwilling to deposit additional collateral, a specific allowance is recorded in the amount equivalent to these unsecured balances, without limiting any recourse to collecting from the clients.

Financial Instruments
All financial instruments are classified as trading, available-for-sale (“AFS”), held-to-maturity (“HTM”), loans and receivables or other financial liabilities.  Transaction costs that are directly attributable to the acquisition or issue of a financial instrument classified as other than trading are added to the carrying amount.

DUNDEE CORPORATION

All financial assets are measured at fair value with the exception of loans and receivables, debt securities classified as HTM and AFS equities that do not have quoted market values in active markets.  The fair value of a financial instrument represents the Company’s estimate of the price at which the instrument could be exchanged between knowledgeable and willing parties in an orderly arm’s length transaction.  Fair value is generally determined based on market value or, where market prices are not readily available, on quoted market prices for similar securities or other third party evidence.  However, even where a fair value of a financial instrument is derived from independent broker or dealer price quotes, a valuation adjustment based on certain assumptions may be required to determine the fair value.  For financial instruments in illiquid investments, the Company estimates the fair value based on valuation models using relevant assumptions based on observable market data or independently sourced market information and internal data, as may be available and which also includes risk adjustments that market participants would make for non-performance and marketability risk.  Equity securities that do not have a quoted market price are carried at cost.

Trading Financial Assets and Liabilities
Trading financial assets and liabilities are securities that are purchased for resale and are generally held for short periods of time.  The Company’s trading portfolio is primarily related to trading operations in DundeeWealth’s brokerage subsidiary.  The Company’s trading portfolio also includes certain other investments in guaranteed investment certificates and discounted notes issued by a Canadian Schedule I Chartered Bank.  Trading securities are measured at fair value at the balance sheet date.  Both realized and unrealized gains and losses from changes in fair value are recorded in net earnings.

Designation as Fair Value Financial Assets and Liabilities
Upon initial recognition, the Company may elect to designate financial assets and liabilities at fair value and subsequently account for them in the same manner as trading financial assets and liabilities.  During 2009, DundeeWealth elected to designate the FRNs it received as part of the implementation of the restructuring plan for holders of certain ABCP as fair value financial assets.  Realized and unrealized gains and losses from these securities are recorded in net earnings as fair value adjustments.

Available-for-Sale Financial Assets
Available-for-sale financial assets are those non-derivative financial assets that are designated as AFS, or that are not classified as loans and receivables, HTM, trading, or designated as fair value financial assets.  Investments in financial assets that are subject to significant influence may not be designated as AFS.  AFS securities are generally carried at their fair values.  Changes in the unrealized fair values of AFS securities are reported as OCI in the consolidated statement of comprehensive income and are included in accumulated other comprehensive income (“AOCI”) until the financial asset is disposed of or becomes impaired, at which time the unrealized gain or loss is recognized in net earnings.

Dividends, interest and realized gains and losses on the sale of AFS financial assets are included in investment income.  Realized gains and losses are calculated using the average cost method.

The Company assesses its AFS securities at each balance sheet date for potential impairment.  As part of this assessment, it considers objective evidence that may indicate impairment.  Write-downs for impairments in value are included in the consolidated statement of operations when there is objective evidence that the financial instrument is impaired and the decline in fair value is other-than-temporary.  The Company considers various factors in the determination of whether objective evidence exists that a financial instrument is impaired, including significant financial difficulty of an issuer, a breach in the terms and conditions of the security such as a default on interest or principal payments on debt securities, the granting of a concession to the issuer that would not otherwise be considered, the disappearance of an active market for the underlying security where one formerly existed or a significant or prolonged decline in the market value of an equity-based investment.

DUNDEE CORPORATION

Loans and Receivables
Loans and receivables include accounts receivable and client accounts receivable.  Loans and receivables are accounted for at amortized cost.

Held-to-Maturity Financial Assets
Financial assets designated as HTM are comprised of non-derivative financial assets with fixed or determinable payments and a fixed maturity, other than those designated as loans and receivables, where the Company has the intent and ability to hold the financial asset to maturity.  HTM financial assets are recorded at amortized cost.  The Company has not presently designated any financial assets as HTM.

Financial Liabilities
Financial liabilities include all liabilities, other than derivatives and trading financial liabilities relating to securities sold short, or liabilities that have been designated at fair value on original recognition.  Financial liabilities are recorded at amortized cost using the effective interest method.

Derivatives
Derivatives are carried at fair value and are generally reported as assets in circumstances when they have a positive fair value and liabilities when they have a negative fair value.  However, derivatives may be embedded in other financial and non-financial instruments.  Embedded derivatives are valued as separate derivatives when their economic characteristics and risks are not clearly and closely related to those of the host contract, the terms of the embedded derivative are the same as those of a freestanding derivative and the combined contract is not held for trading or designated at fair value.  Otherwise, embedded derivatives are classified as part of the host instrument and measured at fair value with changes therein recognized in the consolidated statement of operations.

Hedge Accounting
The Company may acquire derivative instruments for risk management purposes, and when such financial instruments meet the criteria specified in the relevant accounting guidance, the Company may apply fair value hedge accounting or cash flow hedge accounting, as appropriate, to the risks being hedged.  Fair value hedges are used to hedge changes in the fair value of assets, liabilities or firm commitments and changes in the fair value of the derivative instruments are recorded in net earnings.  Cash flow hedges are used to hedge the variability of cash flows related to variable rate assets, liabilities or forecasted transactions and the effective portion of the changes in the fair value of the derivative instruments are recorded in OCI until the hedged items are recognized in net earnings.

When a hedge of an anticipated transaction subsequently results in the recognition of a non-financial asset or a non-financial liability, the Company removes the associated gains and losses that were recognized in OCI and includes them in the initial carrying value of the asset acquired or liability incurred.

The ineffective portion of the derivative instruments used in cash flow hedges is immediately recognized in net earnings.

For a derivative to qualify for hedge accounting, the hedge relationship must be designated and formally documented at its inception and tested on an ongoing basis.  Documentation must include a description of the risk management objective and strategy of the specific asset, liability or cash flow being hedged and describe the test for the ongoing assessment of the effectiveness of the hedge.

DUNDEE CORPORATION

Equity Accounted Investments
Investments in companies that are subject to significant influence by the Company are accounted for using the equity method whereby the Company recognizes its proportionate share of earnings or losses and of other comprehensive income of the investee in its own earnings or other comprehensive income, as applicable.  An interest in excess of 20% of the underlying voting shares of an investee would generally indicate that the Company has significant influence over that investee.  However, in certain circumstances, the Company may exert significant influence through representation on the investee’s board of directors or by other day-to-day participation in operations, although it may own less than 20%.

An equity accounted investment may be written down if its carrying value exceeds its estimated fair value and, in the opinion of management, such a decrease is other-than-temporary in nature.  A significant or prolonged decline in the fair value of an investment below its carrying value may be evidence of an other-than-temporary loss in value of an equity investment.  Any impairment in equity accounted investments is recorded in earnings in the period in which the impairment is identified.

Deferred Sales Commissions
Deferred sales commissions consist of sales commissions paid by DundeeWealth to financial advisors on the sale of investment management products sold on a deferred sales charge basis to investors.  DundeeWealth is then entitled to receive from the investor, a fee on redemption of these products if these products are redeemed within a certain period.

Deferred sales commissions are capitalized and recorded at cost.  The asset is amortized on a straight-line basis over a five year period, which represents the estimated period during which commissions are generally recovered from management fee revenues.  The carrying value of deferred sales commissions is tested for impairment at least annually and is written down to the extent that the carrying value exceeds the expected future revenue on an undiscounted basis.

Real Estate, Capital and Other Assets

Real Estate Assets
Land under development and housing and condominiums are stated at the lower of cost and net realizable value.  Net realizable value is calculated by estimating the future cash flows from such properties and discounting these cash flows at a risk-adjusted rate appropriate for a particular project.  Land held for development is stated at cost less impairment charges.

Capitalized costs on land under and held for development and on housing and condominiums include all expenditures incurred in connection with the acquisition, all related development costs, interest on project-specific and general debt, and property taxes, less miscellaneous revenue earned during the construction period.  General and administrative overhead and selling and marketing costs are expensed as incurred.  The cost of sale of land under development is allocated to each lot based on the projected total estimated cost to develop the entire subdivision, pro-rated based on street frontage for each lot.  The cost of sale of houses and condominiums is based on the total costs incurred up to the date of occupancy, as well as a provision for costs to complete.

Revenue properties are stated at historic cost less accumulated depreciation and impairment charges, if any.  The net book value of revenue properties under development includes interest on project-specific and general debt, property taxes, carrying charges and applicable general and administrative expenses incurred in the project development and construction periods, and initial leasing costs, less revenue earned prior to the project being declared operational.  The Company uses the straight-line method of depreciation for revenue properties, initial leasing costs and major expansions and renovations.  The estimated useful life of the properties is between 30 and 40 years.

DUNDEE CORPORATION

Certain real estate assets, including revenue properties and land held for development, are tested for recoverability whenever events or changes in circumstances indicate that an asset’s carrying amount may not be recoverable.  Examples of such events or changes in circumstances include, but are not limited to, a significant decrease in the market value; a significant adverse change in the extent or manner in which the asset is being used or its physical condition; a significant adverse change in legal factors or in the business climate that could affect its value; an accumulation of costs significantly in excess of the amount originally expected for its acquisition or construction; a current-period operating or cash flow loss combined with a history of operating or cash flow losses, or a projection or forecast that demonstrates continuing operating or cash flow losses associated with its use; or a current expectation that it will be more likely than not that the asset will be sold or substantially disposed of before the end of its previously estimated useful life.

Capital and Other Assets
Capital assets are recorded at cost, net of accumulated amortization, and are amortized on a straight-line or declining-balance basis.  Annual amortization rates adopted by the Company range from 10% to 40%.  Leasehold improvements are amortized on a straight-line basis over the period of the lease.

Other assets include deposits made to regulatory authorities, including contingency trust funds, deferred trademark costs and intellectual property acquired in business combinations that are amortized on a straight-line basis over various terms ranging from five to 15 years.

The Company evaluates the carrying value of capital and other assets whenever changes in circumstances indicate that the carrying value of the asset may not be recoverable.  Recoverability is measured by comparing the carrying value of the asset to future undiscounted cash flows expected to be generated from operations and projected disposition.  The cash flow projections take into account the estimated cash flows for the life of each asset, specific business plans and management’s best estimate of the most probable set of economic conditions anticipated to prevail in the market area.  If the analysis indicates that the carrying value is not recoverable from future cash flows, the asset is written down to the estimated fair value and an impairment loss is recognized immediately in net earnings.

The Company also reviews the amortization method and estimates of the useful life of its capital and other assets on a regular basis to determine whether events and circumstances warrant a revision.  On sale or retirement, the capital and specific asset and its related accumulated amortization are removed from the consolidated financial statements and any related gain or loss is reflected in net earnings.

Oil and Gas Exploration and Evaluation Expenditures
Oil and gas exploration and evaluation activities are conducted through the Company’s investment in Eurogas.  Eurogas follows the full-cost method of accounting for exploration and evaluation expenditures whereby all costs related to the exploration of oil and natural gas reserves, including asset retirement costs, are accumulated in separate geographic cost centres.  Costs include lease acquisitions, geological and geophysical expenditures, carrying costs of non-productive properties, equipment costs and that portion of general and administrative expenses directly attributable to exploration and evaluation activities.  Proceeds received by Eurogas for the disposal of properties or in farmout arrangements are normally deducted from the full-cost pool without recognition of a gain or loss.  When such a disposal would alter the depreciation rate of the pool by more than 20%, a gain or loss would be recognized.

Eurogas recognizes the estimated liability associated with future site reclamation costs in its financial statements as a charge against the carrying value of oil and gas expenditures.  Costs are estimated in consultation with Eurogas’ joint venture partners and are based on current costs and technology.  The obligation is initially measured at fair value and subsequently adjusted for the accretion of any discount and any changes to the underlying estimated cash flows.  Eurogas reviews the obligation regularly such that revisions to the estimated timing of cash flows, discount rates and costs will result in an increase or decrease to the estimated liability.

DUNDEE CORPORATION

The Company evaluates the carrying value of its oil and natural gas properties at least annually, or when events or changes in circumstances indicate that the carrying amounts may not be recoverable.  If the carrying value of the oil and natural gas properties is assessed not to be recoverable, an impairment loss is recognized.  The recovery of recorded costs is contingent upon the existence of economically recoverable reserves and future profitable production.

Goodwill and Other Intangible Assets
Goodwill represents the excess of the purchase price paid on acquisitions over the fair value assigned to identifiable net assets, including identifiable intangible assets.  Goodwill is not amortized but assessed for impairment annually and more frequently if events or changes in circumstances indicate that there may be an impairment.  Goodwill impairment testing is a two step process.  Goodwill is first allocated to reporting units.  If the fair value of the reporting unit exceeds its carrying value including goodwill, no further testing is performed.  If the fair value of the reporting unit is less than its carrying value, the second step is performed to compare the carrying value of the goodwill to its fair value to quantify the amount of impairment, if any.  The fair value used in these goodwill impairment assessments is generally based on an income approach where estimated future cash flows are discounted to arrive at a single present value amount.  The Company also utilizes a market approach in its goodwill impairment assessments to provide a secondary fair value by comparing this single point estimate with comparable company and transaction multiples.

The most sensitive assumptions in these approaches include the estimate of cash flows and the determination of the weighted average cost of capital, which is used as the discount rate to determine present value.  In assessing market data, judgment is required in determining whether recent transactions are comparable to the Company’s reporting unit in nature, scope and size.

Intangible assets with an indefinite life include investment management contracts.  These intangible assets are not amortized but assessed for impairment annually and more frequently if events or changes in circumstances indicate that there may be an impairment.  Indefinite life intangible assets are tested for impairment by comparing their fair values to their carrying values.  An impairment loss is recognized when the carrying value of the asset exceeds its fair value.  In estimating the fair value of indefinite life intangible assets, the Company uses valuation techniques based on projected discounted cash flows to be derived from these assets.  Similar to the impairment assessments for goodwill, the most sensitive assumptions in this approach include the estimate of cash flows and the determination of the weighted average cost of capital, which is used as the discount rate to determine present value.  In order to determine cash flows, the Company estimates growth rates in assets under management (“AUM”) and assets under administration (“AUA”), as a result of both net sales activity and performance related activity.

Intangible assets with a finite life include institutional management contracts, funds under administration and client relationships.  These assets are amortized on a straight-line basis over their estimated useful life of ten years, 15 years and five years, respectively.  An intangible asset with a finite life is tested for impairment when an event or change in circumstances indicates that the carrying value may not be recoverable.  In estimating the fair value of an intangible asset with a finite life, the Company uses valuation techniques based on cash flow projections.

Any impairment in goodwill or other intangible asset is recorded in earnings in the period in which the impairment is identified.

Preference Shares
The Company classifies its Preference shares, series 1 (note 16) as financial liabilities for reporting purposes given that these  shares may be converted into a variable number of the Company’s Class A subordinate voting shares (“Subordinate Shares”), or may be redeemed at or after a particular date for a fixed or determinable amount.

DUNDEE CORPORATION

The Series 1 preference shares issued by DundeeWealth have attributes that are similar to those of the Company’s Preference shares, series 1 and include a provision for the conversion of the Series 1 preference shares to common shares of DundeeWealth, or to a redemption at or after a particular date for a fixed or determinable amount.  Accordingly, the Series 1 preference shares of DundeeWealth are also considered financial liabilities for reporting purposes.

Issue costs related to the issuance of the Company’s Preference shares, series 1 and the Series 1 preference shares of DundeeWealth are netted against the associated liability, and recorded at amortized cost using the effective interest method.  The amortization of issue costs are recorded as interest expense in the consolidated statements of operations.

The Company’s Preference shares, series 2 (note 16) are rate reset preferred shares and are therefore not subject to provisions for settlement using a variable number of equity instruments of the Company, or provisions for mandatory redemption requirements.  Accordingly, the Company classifies its Preference shares, series 2 as equity instruments.

Revenue Recognition

Wealth Management
Management fees are calculated as a percentage of the net asset value of the respective mutual fund or other discretionary portfolio being managed and are recognized on an accrual basis over the period during which the related service is rendered.  These fees are disclosed net of management fee rebates.  DundeeWealth may also earn performance fees from certain of these managed assets when their market appreciation exceeds established benchmarks.  Performance fees are not recognized in earnings until the amounts are established with certainty.

Redemption fees paid by unitholders of mutual funds purchased on a deferred sales charge basis, the sales commissions of which have been financed by DundeeWealth, are recognized as revenue on the settlement date of the redemption of the applicable mutual fund units.

Securities transactions and related commission revenues are recorded in the consolidated financial statements on a trade-date basis.  Interest earned from or paid to client accounts and from trading securities owned or sold short is recognized on a net accrual basis as earned and has been included in financial services revenue.

Securities owned and securities sold short are classified as part of the trading portfolio.  Both realized and unrealized gains and losses from trading securities owned and securities sold short are included in the determination of net earnings.

Investment income includes interest and dividend income which is recognized as earned, as well as realized investment gains and losses in respect of the Company’s AFS securities or other assets.

Real Estate Asset Management Revenues
Real estate asset management activities include a broad range of asset management services.  Asset management revenues earned through DREAM include both asset management and incentive fees.  Generally, asset management fees are calculated as a percentage of the capital managed.  These fees are recognized on an accrual basis over the period during which the related service is rendered.  Incentive fees are earned when the investment performance of the capital managed exceeds established benchmarks.  These fees are not recognized in earnings until the amounts may be established with certainty and are no longer dependent on future events.

DREAM may also earn advisory fees in respect of real estate acquisitions.  These fees are generally calculated as a percentage of the purchase price of the assets acquired and are recognized in earnings in a manner commensurate with the recognition of the purchase of such underlying asset by the managed account.

DUNDEE CORPORATION

Real Estate
Revenue from the sale of developed sites and land sold to third parties is recognized at the time the agreement of purchase and sale is executed, at which point the earnings process is virtually complete, the usual risks and rewards of ownership are transferred to the buyer and the Company does not have a substantial continuing involvement with the property.  Revenue is recognized provided that the agreement of purchase and sale is unconditional, at least 15% of the sale proceeds have been received and the collectability of the remaining proceeds is reasonably assured.

Revenue from housing projects is recognized when ownership has been transferred to the purchaser and the collectability of the proceeds of sale is assured.  Ownership transfer occurs when the usual risks and rewards of ownership are transferred to the buyer and the Company does not have a substantial continuing involvement with the property.

Revenue from condominium projects is recognized by the percentage-of-completion method upon the sale of individual units when the following criteria have been satisfied: construction is beyond a preliminary stage, the purchaser is unable to demand a refund, sufficient units have been sold to secure that the condominiums will not revert to a rental property, sales prices are collectable and proceeds and costs can be estimated.  Proceeds are accounted for as deposits until all of the criteria are met.

Revenue from real estate revenue properties includes base rents and recoveries of operating expenses including property taxes, percentage participation rents, lease cancellation fees, parking income and other incidental income. The Company’s real estate segment uses the straight-line method of rental revenue recognition on revenue properties whereby any contractual rent increase over the term of a lease is recognized in earnings evenly over the lease term.

All other real estate revenue is recognized when earned with the exception of annual season passes to ski resort properties which are deferred and amortized on a straight-line basis over the ski season.

Dilution Gains
Consolidation of subsidiaries and the application of the equity method of accounting may result in a dilution gain or loss if the Company’s interest in its subsidiary or equity accounted investee is reduced, either by a disposition or by the issuance of shares by the subsidiary or equity accounted investee to an external party.  Dilution gains and losses in respect of consolidated subsidiaries are separately reported in the statement of operations.  Dilution gains and losses in respect of equity accounted investments are included in the Company’s share of earnings of equity accounted investees.

Stock Based Compensation
The Company and its subsidiaries may issue stock based compensation to directors, financial advisors and employees under the terms of its share incentive plan and the share incentive plans of its subsidiaries.  These plans may include the issuance of stock options and stock based awards.

The Company uses the fair value based method to account for stock based compensation granted to directors, financial advisors and employees.  The value of stock based compensation, as at the date of grant, including awards under the Company’s share incentive plan or the share incentive plans of its subsidiaries, is recognized over the applicable vesting period as compensation expense, generally with a corresponding increase in contributed surplus.  When stock options are exercised, the proceeds received, together with the amount in contributed surplus, are added to common share capital.  No expense is recognized for stock options granted before January 1, 2003.  At the time these options are exercised, the amount received is recorded as common share capital.  The Company does not factor in an estimated forfeiture rate for stock based compensation arrangements, but instead, adjusts for actual forfeitures as a change in estimate as they occur.

DUNDEE CORPORATION

The Company’s contributions under its employee share purchase plan, and the employee and advisor share purchase plans of its subsidiaries, are expensed as incurred.

DundeeWealth has established a share loan plan for employees to purchase common shares of DundeeWealth.  Compensatory amounts in respect of DundeeWealth’s share loan plan are amortized on a straight-line basis over a three-year vesting period.

Income Taxes
The Company uses the asset and liability method to provide for income taxes on all transactions recorded in the consolidated financial statements.  The asset and liability method requires that income taxes reflect the expected future income tax consequences of temporary differences between the carrying amounts of assets and liabilities and their income tax bases.  Future income tax assets and liabilities are determined for each temporary difference and for unused losses, as applicable, at income tax rates expected to be in effect when the asset is realized or the liability is settled.  The effect on future income tax assets and liabilities of a change in income tax rates is recognized in income in the period that includes the substantive enactment date.  A valuation allowance is established, if necessary, to reduce any future income tax asset to an amount that is more likely than not to be realized.

Contingent Losses
The Company records losses when it is likely that a future event will confirm that an asset has been impaired or a liability incurred at the date of the consolidated financial statements and the amount of the loss can be reasonably estimated.

Earnings per Share
Basic earnings per share is computed by dividing the net earnings for the year, adjusted for cumulative dividends on preference shares classified as equity, by the weighted average number of Subordinate Shares and Class B common shares ("Class B Shares") outstanding during the year.

Diluted earnings per share is calculated to reflect the dilutive effect of exercising outstanding share incentive arrangements by applying the treasury stock method and by reflecting the dilutive effect of convertible preference shares, as may be appropriate.

Assets Under Management
AUM represent the period-end market value of client assets managed on a discretionary basis and in respect of which the Company and its subsidiaries earn management fees and in certain cases, performance fees.  AUM are not reflected on the consolidated balance sheets.

2.	CHANGES IN ACCOUNTING POLICIES

Asset Recognition including Goodwill and Intangible Assets
On January 1, 2009, the Company adopted the amendments to the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 1000, “Financial Statement Concepts” and the new CICA Handbook Section 3064, “Goodwill and Intangible Assets”, which replaced CICA Handbook Section 3062, “Goodwill and Other Intangible Assets”.  This guidance reinforces the principle-based approach to the recognition of assets only in accordance with the definition of an asset and the criteria for asset recognition.  Under the amendments to CICA Handbook Section 1000, effective January 1, 2009, the deferral and matching of operating expenses over future revenues is no longer appropriate.  The adoption of this new guidance had no impact on the reported results of the Company.

DUNDEE CORPORATION

Financial Instruments – Disclosures
Beginning with fiscal 2009, the Company adopted the amendments to CICA Handbook Section 3862, “Financial Instruments – Disclosures”.  The amendments introduce a three-level fair value disclosure hierarchy that distinguishes fair value measurements by the significance of the inputs used.  In addition, the amendments require enhanced disclosures regarding the nature and extent of liquidity risk arising from financial instruments to which an entity is exposed.  Comparative information is not required in the year of adoption.  The impact of these amendments is disclosed in note 24 to these consolidated financial statements.

Impairment of Financial Assets
In August 2009, the CICA Accounting Standards Board (“AcSB”) amended CICA Handbook Section 3855, “Financial Instruments – Recognition and Measurement”, to achieve consistency with international standards on impairment of debt securities.  The amendments changed the definition of a loan such that debt securities not quoted in an active market could be classified as a loan and measured at amortized cost.  Impairment for debt securities classified as loans will be assessed and recorded using the incurred credit loss model of CICA Handbook Section 3025, “Impaired Loans”.  Debt securities that are classified as AFS securities continue to be written down to their fair value through earnings when the impairment is considered other-than-temporary.  The impairment loss may be reversed in future periods if the fair value subsequently increases and the increase can be objectively related to an event occurring after the impairment loss was recognized.  The Company adopted these amendments beginning with fiscal 2009.  There were no significant impacts resulting from these amendments.

Credit Risk and the Fair Value of Financial Assets and Financial Liabilities
In January 2009, the CICA issued an Emerging Issues Committee (“EIC”) Abstract on “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities”, EIC-173.  This Abstract discusses the conclusion reached by the EIC that an entity’s own credit risk and the credit risk of the counterparty should be taken into account when determining the fair value of financial assets and financial liabilities, including derivative instruments.  The recommendations on the accounting treatment discussed in this Abstract should be applied retroactively without restatement to prior periods.  The Company has adopted these recommendations effective for fiscal periods beginning January 1, 2009.  There was no significant impact resulting from these amendments.

3.	BUSINESS COMBINATIONS, DISPOSITIONS AND REORGANIZATIONS

Transactions Completed During 2009

Wealth Management Transactions

Step Acquisition in DundeeWealth Inc.
During 2009, the Company purchased 450,000 common shares of DundeeWealth in a series of transactions for aggregate cash consideration of $4,227,000.  The purchase price was allocated to the fair value of net assets acquired.  The amount allocated to investment management contracts has been included in “Goodwill and other intangible assets” on the consolidated balance sheets of the Company.  Investment management contracts have an indefinite life and are therefore not subject to amortization.

Net assets acquired
Investment management contracts	$3,006
Other net assets	1,679
Future income tax liabilities	(458)
$4,227
Aggregate purchase price
Cash	$4,227
$4,227

DUNDEE CORPORATION

 Dilutions of Interest in DundeeWealth Inc.
From time to time, DundeeWealth may issue common shares from its treasury to settle share incentive awards to employees and financial advisors, or otherwise.  Unless the Company participates in the issuance of common shares from treasury on a pro-rata basis, such issuances will result in a dilution of the Company’s interest in DundeeWealth.  During 2009, the issuance of common shares from treasury by DundeeWealth resulted in the Company recognizing a dilution gain of $2,576,000.

Real Estate Transactions

Dilution of Interest in Dundee Realty Corporation
On July 31, 2009, the non-controlling shareholder of Dundee Realty exercised an option to acquire an additional 1.4% interest in Dundee Realty for aggregate cash consideration of $1,783,000.  The Company recognized a dilution loss of $1,303,000 as a result of this transaction.

Deconsolidation of Variable Interest Entity
As part of Dundee Realty’s co-ownership in the Distillery Historic District, Dundee Realty had previously provided the funds necessary for the other co-owners to invest in the co-ownership structure.  The co-ownership structure was determined to be a VIE for which the Company was considered the primary beneficiary and accordingly, 100% of the accounts of the VIE were consolidated with those of the Company, with the other co-owners share reflected as non-controlling interest.

During 2009, amounts advanced to the other co-owners were repaid to Dundee Realty and therefore, the co-ownership is no longer considered a VIE.  Accordingly, during 2009, the Company deconsolidated 50% of the co-ownership.

Deconsolidation of Variable Interest Entity
Capital, real estate and other assets	$(26,045)
Working capital, net	3,400
Corporate debt	20,023
Non-controlling interest	2,622

Resources Transactions

Step Acquisition in Eurogas Corporation
On December 18, 2009, the Company purchased 1,500,000 common shares of Eurogas for aggregate cash consideration of $983,000.  The purchase price was allocated to the fair value of net assets acquired.  The amount allocated to the oil and gas property – Tunisia has been included in “Real estate, capital and other assets” on the consolidated balance sheets of the Company.

Net assets acquired
Oil and gas property - Tunisia	$259
Other net assets	724
$983
Aggregate purchase price
Cash	$983

Dilution of Interest in Eurogas Corporation
During 2009, the Company recognized a dilution loss of $29,000 from changes in Eurogas’ equity, including the issuance of common shares pursuant to its share incentive arrangements.

DUNDEE CORPORATION

Transactions Completed During 2008

Wealth Management

Acquisition of Aurion Capital Management Inc. (“Aurion”)
In July 2008, DundeeWealth entered into a share purchase agreement to acquire 60% of Aurion, a Canadian institutional money manager.  The aggregate purchase price was $26,078,000 and included cash of $6,450,000, 1,417,582 common shares of DundeeWealth with a value of $19,350,000, and transaction costs of $278,000.

The remaining 40% of Aurion is held by the key employees of Aurion and is subject to the terms of a shareholders’ agreement.

Approximately 35% of the cash and common shares of DundeeWealth issued as consideration for the purchase was placed into escrow, to be released on the third anniversary date of the acquisition, contingent on the retention of certain key employees and AUM of Aurion.

Acquisition of DundeeWealth US, LP (“DWUS”)(formerly BHR Fund Advisors, L.P.)
In July 2008, DundeeWealth entered into a partnership interest purchase agreement to acquire 89% of DWUS, a U.S. based mutual fund manager and distribution platform, for aggregate cash consideration of US$2,217,000 and transaction costs of $203,000.  The purchase price was subject to further contingent consideration, which required DWUS to meet certain conditions prior to June 30, 2009.  As these conditions were not met, no further consideration was paid.

Allocation of the Purchase Price of Aurion and DWUS
The purchase price, net of contingent consideration, was assigned to the assets and liabilities acquired based on their estimated fair values.  When the outcome of the contingency is resolved, contingent consideration recognized, if any, will be allocated to goodwill and other intangible assets.  Institutional management contracts acquired were included in “Goodwill and other intangible assets” on the consolidated balance sheets of the Company and are being amortized over their estimated life of ten years.

	Aurion	DWUS	Total
Net assets acquired
Institutional management contracts	$16,417	$-	$16,417
Other net assets (liabilities)	510	(172)	338
Future income tax liabilities	(4,937)	-	(4,937)
	$11,990	$(172)	$11,818
Aggregate purchase price
Cash	$6,450	$2,258	$8,708
Common shares	19,350	-	19,350
Transaction costs	278	203	481
Less: Contingent consideration	(9,030)	-	(9,030)
	$17,048	$2,461	$19,509
Excess of the purchase price over net assets acquired
assigned to goodwill	$5,058	$2,633	$7,691

DUNDEE CORPORATION

Disposition of Quebec-based Mutual Fund Dealer and Insurance Distribution Operations
On December 31, 2008, DundeeWealth disposed of its mutual fund dealer and its insurance network of financial advisors registered in the province of Quebec to Industrial Alliance Insurance and Financial Services Inc. (“Industrial”), for cash consideration of $12,734,000.  The disposition resulted in a loss of $17,679,000.

Assets disposed of:
Cash	$1,182
Goodwill and other intangible assets	28,874
Other assets	357
30,413
Proceeds of disposition	12,734
Loss on sale	$(17,679)

Step Acquisition in DundeeWealth Inc.
During 2008, the Company purchased 5,450,571 common shares of DundeeWealth for cash of $71,497,000 and DundeeWealth paid cash of $22,805,000 to purchase and cancel 2,057,600 common shares pursuant to its normal course issuer bid.  Combined, these transactions increased the Company’s interest in DundeeWealth.  This increase was accounted for as a step acquisition in DundeeWealth, with the aggregate purchase price allocated to the fair value of the assets acquired.

Net assets acquired
Investment management contracts	$77,619
Other net assets	23,262
Future income tax liabilities	(22,012)
$78,869
Aggregate purchase price
Cash	$71,497
Cash attributed to non-controlling interest	7,372
$78,869

Dilution of Interest in DundeeWealth Inc.
During 2008, the issuance of common shares from treasury by DundeeWealth resulted in the Company recognizing a dilution gain of $6,297,000.

Real Estate

Dilution of Interest in Dundee Realty Corporation
In June 2008, the non-controlling shareholder of Dundee Realty exercised an option to acquire an additional 1.5% interest in Dundee Realty for $1,783,000.  During 2008, the Company recognized a dilution loss of $435,000 in respect of its investment in Dundee Realty.

DUNDEE CORPORATION

Resources

Partial Disposition of Eurogas Corporation’s Interest in Escal UGS S.L. (“Escal”)
In December 2007, Eurogas entered into agreements with ACS Servicios Comunicaciones y Energia, S.L. (“ACS”) (the “ACS Transaction”), a Spanish construction group, pursuant to which ACS increased its ownership in Escal from 5% to 66.67%.  Correspondingly, Castor UGS Limited Partnership (“CLP”), of which Eurogas is a 73.7% owner, reduced its ownership in Escal from approximately 95% to 33.33%.  The terms of the ACS Transaction were subject to the granting of a development concession by the Spanish authorities in respect of CLP’s natural gas storage project which was received on May 16, 2008.  In accordance with Canadian GAAP, the results and balances of Escal were subsequently deconsolidated and Eurogas’ interest in Escal was accounted for on an equity basis.  During 2008, the Company recorded a dilution loss of $4,990,000 in respect of this transaction.

The ACS Transaction also provided for the repayment to CLP of certain amounts previously invested in the natural gas storage project. Amounts due from Escal immediately following the ACS Transaction were approximately $43,347,000 (€27,894,000).  During 2008, CLP received payments against the loan of approximately $41,055,000 (€25,683,000).  During 2009, CLP received further payments of $2,311,000 (€1,435,000).  At December 31, 2009, the loan amount due from Escal had a principal amount of $660,302 (€440,202) and was included in “Accounts receivable.”

Step Acquisition in Eurogas
On April 24, 2008, Eurogas completed a rights offering pursuant to which it raised $29,386,000, net of issue costs of $823,000.  The Company’s participation in the rights offering was $19,306,000 and increased the Company’s ownership in Eurogas.  This increase in ownership was accounted for as a step acquisition, with the aggregate purchase price allocated to the fair value of the net assets acquired.

Net assets acquired
Oil and gas property - Tunisia	$2,204
Other net assets	17,102
$19,306
Aggregate purchase price
Cash	$19,306

Dilution of Interest in Eurogas
During 2008, the issuance of common shares from treasury by Eurogas, other than in respect of its rights offering, resulted in the Company recognizing a dilution loss of $294,000.

Reorganization of Eurogas
On August 5, 2008, Eurogas exchanged the common shares it held in Eurogas International Inc. (“EII”), its then wholly owned subsidiary, for preferred shares and new common shares of EII.  The new common shares were then immediately distributed to all of Eurogas’ common shareholders as a dividend-in-kind.  Each common shareholder of Eurogas received one new common share of EII for every five Eurogas shares held.  As a result of this transaction, the Company received a 53% interest in EII and the Company therefore continues to consolidate the assets and liabilities and the results of operations of EII.

DUNDEE CORPORATION

4.	CLIENT ACCOUNTS RECEIVABLE

	2009	2008
Client accounts	$301,329	$232,563
Brokers' and dealers' balances	30,744	55,056
Securities borrowed	69,707	101,663
	$401,780	$389,282

DundeeWealth is holding collateral with a market value of $69,708,000 (2008 – $101,537,000) against amounts receivable pursuant to borrowing arrangements.

		2009		2008
	Trading Securities	Securities	Trading Securities	Securities
	Owned	Sold Short	Owned	Sold Short
Bonds	$139,377	$22,718	$142,333	$39,925
Equities and convertible debentures	53,444	409	19,549	4,026
Floating rate notes from restructuring of ABCP	5,570	-	-	-
	$198,391	$23,127	$161,882	$43,951

Bonds include $74,459,000 (2008 - $75,549,000) in guaranteed investment certificates held by the resources segment. These amounts have been deposited with a Canadian Schedule I Chartered Bank.  Bond maturities range from 2010 to 2109 (2008 – from 2009 to 2052) and have annual interest yields ranging from 0% to 11.5% (2008 – 0% to 12.5%).

From time to time, DundeeWealth’s brokerage subsidiary may sell securities that it does not own and will therefore be obligated to purchase such securities at a future date.  The subsidiary may incur a loss if the market value of these securities subsequently increases.

Exchange of Asset-backed Commercial Paper for Floating Rate Notes
On completion of the restructuring plan for non-bank sponsored ABCP on January 21, 2009 (note 24), DundeeWealth received certain FRNs, which were designated as fair value financial assets and included with other trading securities.  On December 29, 2009, DundeeWealth announced that certain of these FRNs had been sold for cash proceeds of $139,511,000.  Market appreciation in the fair value of DundeeWealth’s investments in ABCP aggregated $23,626,000 during 2009, including market appreciation earned on FRNs prior to their disposal.  This amount has been included in net earnings as a “fair value adjustment”.

6.	AVAILABLE-FOR-SALE SECURITIES

		2009		2008
	Cost	Fair Value	Cost	Fair Value
Asset-backed commercial paper	$-	$-	$169,478	$169,478
Mutual funds managed by a subsidiary	92,319	101,236	91,719	68,194
Collateralized loan obligations	7,071	39,308	16,645	16,645
Other portfolio investments	87,803	116,950	56,779	40,413
	$187,193	$257,494	$334,621	$294,730

DUNDEE CORPORATION

The Company continues to recognize changes in fair values of AFS securities, other than changes that are determined to be other-than-temporary impairments in fair value, in OCI.

Between December 31, 2008 and June 30, 2009, the value of DundeeWealth’s portfolio of collateralized loan obligations (“CLOs”) had depreciated by $9,501,000.  At June 30, 2009, the Company determined that this depreciation was an other-than-temporary impairment in the investment and accordingly, the Company recognized the depreciation in net earnings as a “fair value adjustment”.  Since June 30, 2009, and primarily as a result of changes in the credit markets generally, the value of these assets increased by $32,237,000.  The fair value appreciation was recorded in OCI.

In the prior year, the Company recognized other-than-temporary impairments of $113,827,000 related to its ABCP investments, $99,961,000 related to its CLO investments and $57,310,000 related to other portfolio investments.

7.	EQUITY ACCOUNTED INVESTMENTS

		2009		2008
		Carrying		Carrying
	Ownership	Value	Ownership	Value
Breakwater Resources Ltd.	25%	$18,662	25%	$13,560
Dundee Precious Metals Inc.	20%	45,109	20%	37,952
Dundee Real Estate Investment Trust	18%	84,156	21%	96,337
Escal UGS S.L.(note 3)	33%	5,714	33%	5,975
Odyssey Resources Limited	31%	1,417	43%	2,842
Other		3,905		3,673
		$158,963		$160,339

The aggregate fair value of the Company’s equity accounted investments as at December 31, 2009 was $255,582,000 (2008 – $106,027,000).

Transactions In Equity Accounted Investments

Breakwater Resources Ltd. (“Breakwater”)
During 2008, the Company acquired 5,000,000 shares of Breakwater in the open market at an aggregate cost of $2,915,000.

In April 2009, Breakwater completed a public offering pursuant to which the Company acquired an aggregate of 57,960,000 units of Breakwater at a price of $0.10 per unit.  Each unit was comprised of one common share of Breakwater and one-half of one common share purchase warrant.  Each warrant entitles the holder to purchase one common share at an exercise price of $0.12 per common share.  As the Company purchased its pro-rata share of the offering, the Company’s 25% interest in Breakwater did not change.

Dundee Precious Metals Inc. (“Dundee Precious”)
During the fourth quarter of 2008, the Company acquired 6,800,000 shares and 3,400,000 warrants of Dundee Precious at a cost of $15,300,000.  Each full warrant entitles the holder to acquire a common share of Dundee Precious at $3.25 per share for a period of seven years from the date of issue.

The Company did not acquire any further interest in Dundee Precious during 2009.  Subsequent to December 31, 2009, Dundee Precious announced a public offering, on a bought deal basis, for up to 20,000,000 common shares of Dundee Precious at a price of $3.30 per share.   The offering was completed on March 15, 2010.  The Company purchased an aggregate of 8,881,200 common shares of Dundee Precious pursuant to the offering at a cost to the Company of $29,308,000.  As a result of the acquisition, the Company’s interest in Dundee Precious was increased from 20% to 24%.

DUNDEE CORPORATION

Dundee Real Estate Investment Trust
The Company's investment in Dundee REIT is partially held through limited partnership units of Dundee Properties Limited Partnership (“DPLP”).  The limited partnership units are convertible, at the Company's option, into publicly traded Dundee REIT units on a one-for-one basis.  The Company has placed sufficient units of DPLP into escrow to meet its potential obligation to deliver Dundee REIT units pursuant to the exchange feature of its outstanding exchangeable debentures (note 13).

During 2008, the Company acquired 460,000 Dundee REIT Units Series B at a cost of $3,841,000.  In addition, during 2008, the Company delivered 12,669 Dundee REIT Units Series A to settle $377,000 of par value exchangeable debentures.  The Company recognized an associated gain on disposition of the Dundee REIT Units Series A of $50,000, which has been included in net earnings as “investment income” (note 19).  There were no exchanges pursuant to the exchangeable debentures during 2009.

During the third quarter of 2009, the Company received 140,448 Dundee REIT Units Series A relating to an historic transaction pursuant to which the Company was entitled to Dundee REIT Units Series A which had remained unclaimed since 2003.  Following receipt of the Dundee REIT Units Series A and the associated unclaimed distributions in respect thereof, the Company and its affiliates held an aggregate 21% interest in Dundee REIT.

In September 2009, Dundee REIT completed a public offering of 3,852,500 units at a price of $18.35 per unit.  The Company did not participate in the offering, resulting in a dilution of the Company’s interest to 18%.  Subsequent to December 31, 2009, Dundee REIT completed additional public offerings in each of January and March 2010.  The Company did not participate in the offerings and accordingly, the Company’s interest in Dundee REIT will be further diluted to 14%.

Odyssey Resources Limited (“Odyssey”)
In the third quarter of 2008, the Company acquired 10,000,000 shares of Odyssey for $2,500,000, increasing its ownership interest to 43%.  As a result, effective August 8, 2008, Odyssey was transferred from AFS securities to equity accounted investments, and the Company began to account for this investment on an equity basis.

In June and December 2009, Odyssey completed non-brokered private placements of 4,800,000 and 4,750,000 flow-through shares, respectively at a price of $0.25 and $0.20 per share, respectively.  The issuances resulted in a dilution of the Company’s interest in Odyssey to 31%.

Effect of Dilution of Interest on Share of Earnings of Equity Accounted Investees
During 2009, dilution of the Company’s interest, generally from issuance of treasury shares by equity accounted investees,  resulted in the Company recognizing dilution losses of $3,793,000 (2008 – dilution gains of $1,546,000).

Impairment in Fair Value of Equity Accounted Investees
The Company assesses its equity accounted investments for impairment by reviewing any equity accounted investments where fair values are significantly below original cost, and where such amounts are subject to an ongoing decline that has been consistent over a prolonged period.  As a result of this impairment assessment, during the fourth quarter of 2008, the Company recorded a total fair value adjustment amount of $114,194,000 against the carrying value of its equity-accounted investments.  At December 31, 2009, the fair values of equity accounted investees exceeded their cost.

DUNDEE CORPORATION

8.	DEFERRED SALES COMMISSIONS

	2009	2008
Deferred sales commissions, beginning of year	$234,027	$207,005
Commissions funded during the year	91,643	108,890
Amortization during the year	(88,689)	(81,868)
Deferred sales commissions, end of year	$236,981	$234,027

9.	REAL ESTATE, CAPITAL AND OTHER ASSETS

			2009	2008
		Accumulated	Net Book	Net Book
	Cost	Amortization	Value	Value
Real estate assets	$456,567	$(15,696)	$440,871	$446,226
Capital and other assets	145,158	(84,614)	60,544	61,741
Oil and gas properties	22,695	(623)	22,072	18,289
	624,420	(100,933)	523,487	526,256

Real Estate Assets by Type
	2009	2008
Land under development	$135,235	$125,298
Land held for development	167,628	160,048
Housing and condominiums	75,502	96,929
Revenue properties	62,506	63,951
	440,871	446,226

Oil and Gas Properties by Geographic Area
	2009	2008
Tunisia	$20,851	$17,825
Other	1,221	464
	22,072	18,289

10.	GOODWILL AND OTHER INTANGIBLE ASSETS

			2009			2008
		Accumulated	Net Book		Accumulated	Net Book
	Cost	Amortization	Value	Cost	Amortization	Value
Goodwill	$373,926	$-	373,926	$375,967	$-	$375,967
Indefinite life intangible assets
Investment management contracts	338,078	-	338,078	336,548	-	336,548
Intangible assets with a finite life
Institutional management contracts	16,417	2,463	13,954	16,417	821	15,596
Funds under administration	15,795	7,281	8,514	15,795	6,335	9,460
Customer relationships	6,651	4,768	1,883	6,651	3,438	3,213
	$750,867	$14,512	$736,355	$751,378	$10,594	$740,784

Goodwill and investment management contracts are not amortized but are tested for impairment at least annually.  The Company completed impairment testing related to these assets and determined that at December 31, 2009 and 2008, no impairment existed.

DUNDEE CORPORATION

11.	BANK INDEBTEDNESS

From time to time, DundeeWealth’s brokerage subsidiary may utilize call loan arrangements to facilitate the securities settlement process for both client and principal securities transactions or to fund margin lending.  At December 31, 2009, DundeeWealth’s subsidiary had drawn $4,821,000 (2008 - $nil) against available call loan facilities of $81,050,000 (2008 - $93,300,000).  Call loan facilities have been established with Canadian Schedule I Chartered Banks.

During 2009, the interest rate on these facilities ranged from 1.20% to 2.75% (2008 – 2.75% to 5.00%) on Canadian dollar denominated borrowings and from 1.25% to 2.75% (2008 - $2.60 to 5.25%) on borrowings denominated in United States dollars.

12.	CLIENT DEPOSITS AND RELATED LIABILITIES

	2009	2008
Client accounts	$388,780	$356,898
Brokers' and dealers' balances	59,489	35,061
Securities loaned	24,310	7,629
International banking client accounts	4,241	9,059
	$476,820	$408,647

DundeeWealth has provided securities with a fair value of $24,586,000 (2008 – $7,610,000) against amounts outstanding pursuant to domestic securities lending arrangements.

13.	CORPORATE DEBT

At December 31, 2009 and 2008, the fair value of corporate debt approximated its carrying value.

	2009	2008
Corporate
$ 200 million revolving term credit facility due November 9, 2010	$-	$81,960
$ 9.5 million, 5.85% exchangeable unsecured subordinated debentures due June 30, 2015	9,227	9,168
Subsidiaries
$ 200 million 5.10% Series 1 Notes, DundeeWealth, due September 25, 2014	197,949	-
$ 500 million revolving term credit facility, DundeeWealth	-	169,606
$ 150 million revolving term credit facility, Dundee Realty, due November 30, 2011	75,408	85,408
Other real estate debt	105,433	183,365
	$388,017	$529,507

$200,000,000 – Revolving Term Credit Facility, Corporate
On November 10, 2009, the Company amended its revolving term credit facility with a Canadian Schedule I Chartered Bank, increasing the borrowing amount available from $150 million to $200 million and extending the maturity date to November 9, 2010.  Borrowings under the amended facility bear interest, at the Company’s option, at a rate per annum equal to either the bank’s prime lending rate for loans plus 1.75% (2008 – 0.25%) or, for bankers’ acceptances, at the bank’s then prevailing bankers’ acceptance rate plus 2.75% (2008 – 1.25%).  Unused amounts available under the facility are subject to a standby fee of 0.95% (2008 – 0.375%).  At December 31, 2009, the Company had not drawn against the revolving term credit facility (2008 - $81,960,000).

DUNDEE CORPORATION

The amended facility is subject to certain covenants, including maintenance of minimum levels of specific assets, restrictions on the existence of secured indebtedness, restrictions on the redemption, purchase or repayment of the exchangeable debentures (below) and restrictions on the prepayment and payment of interest on the exchangeable debentures.  In certain limited circumstances, the Company may be required to secure amounts borrowed pursuant to the amended facility through a pledge of certain investments.

During the year ended December 31, 2009, interest expense relating to the Company’s revolving term credit facility was $2,953,000 (2008 - $1,911,000).

On February 23, 2010, the terms of the Company’s revolving term credit facility were amended to reduce the interest rate per annum on prime lending arrangements from prime plus 1.75% to prime plus 1.25% and to reduce the interest rate per annum on bankers’ acceptances from the prevailing bankers’ acceptance rate plus 2.75% to the prevailing bankers’ acceptance rate plus 2.25%.  The amendment also provides for a reduction in the standby fee rate from 0.95% to 0.7875%.

$9,545,000, 5.85% Exchangeable Unsecured Subordinated Debentures
On June 22, 2005, the Company issued 100,000 exchangeable unsecured subordinated debentures with a par value of $1,000 for aggregate proceeds of $100,000,000.  The exchangeable debentures mature on June 30, 2015 and bear interest at 5.85% per annum, payable semi-annually on June 30 and December 31 of each year.  Each Exchangeable Debenture may be exchanged, at the option of the holder for 33.6134 units of Dundee REIT, representing a conversion price of $29.75 per Dundee REIT unit.

The Company has placed units of DPLP into escrow in order to satisfy the exchange feature, each unit of which is convertible into a Dundee REIT unit on a one-for-one basis.  The Company is entitled to all voting rights and related privileges and is entitled to all distributions and rights of reinvestment of such distributions associated with the units held in escrow.

The carrying value of the exchangeable debentures is adjusted in the consolidated financial statements to reflect the fair value of the exchange feature, provided that such adjustment does not result in a carrying value that is below the principal value of the exchangeable debentures outstanding.  The fair value of the exchange feature is determined using a valuation model that recognizes both the debt and exchange feature of the debentures and is based on the premise that each of these components have different default risks.  Changes in the fair value of the exchange feature will be recorded in consolidated net earnings.  Based on this valuation model, the Company determined that the value of the exchange feature at December 31, 2009 was $nil.  In 2008, the Company recognized a gain of $1,314,000 related to the exchange feature.

There were no surrenders of exchangeable debentures for exchange during 2009.  During 2008, $377,000 par value of exchangeable debentures was surrendered for exchange in accordance with the terms of the exchange feature.

Issuance of $200,000,000 5.10% Series 1 Notes, DundeeWealth
On September 25, 2009, DundeeWealth completed an offering pursuant to which it issued $200 million principal amount of Series 1 Notes, which mature on September 25, 2014 (the “Notes”).  The Notes bear interest at 5.10% per annum, payable semi-annually on March 25 and September 25 of each year, beginning on March 25, 2010.  Proceeds from the issuance of the Notes, net of a discount and issue costs, were $197,838,000.

The Notes are unsecured obligations of DundeeWealth and rank equally with all other unsecured and unsubordinated indebtedness and obligations of DundeeWealth.  Certain subsidiaries of DundeeWealth have fully and unconditionally guaranteed on a joint and several basis, the payment of principal and interest on the Notes.

DUNDEE CORPORATION

The Notes are redeemable, at DundeeWealth’s option, at the greater of the Canada Yield Price and par, together with any accrued and unpaid interest.  The Canada Yield Price is defined as the price of the Notes, calculated so as to provide a holder of the Notes with a yield from the date of redemption to the maturity date of the Notes equal to the Government of Canada yield on non-callable bonds with similar maturity dates, plus 0.62%.  The Company determined that the value of the option to redeem the Notes was $nil at December 31, 2009.

$500,000,000 – Revolving Term Credit Facility, DundeeWealth
On September 25, 2009, and following receipt of proceeds pursuant to the Notes issued, DundeeWealth repaid all amounts outstanding pursuant to its previously available $500,000,000 revolving term credit facility.  The facility was subsequently cancelled.  At December 31, 2008, DundeeWealth had drawn $169,606,000 pursuant to this arrangement.  Interest expense on the facility during the year ended December 31, 2009, and prior to repayment of the facility, was $3,656,000 (2008 - $5,585,000).

$150,000,000 Revolving Term Credit Facility, Dundee Realty
On October 16, 2009, Dundee Realty amended its $150,000,000 revolving term credit facility with a Canadian Schedule I Chartered Bank, extending the maturity date to November 30, 2011.  The amended facility bears interest, at Dundee Realty’s option, at a rate per annum equal to either the bank’s prime lending rate plus 3.00% (2008 - 0.625%) or at the bank’s then prevailing bankers’ acceptance rate plus 4.25% (2008 - 2.125%).  The facility is secured by a general security agreement and a first charge against various assets in western Canada.  At December 31, 2009, Dundee Realty had drawn $101,263,000 (2008 - $121,146,000) against this facility, including $25,855,000 (2008 - $35,738,000) in the form of letters of credit.  Interest expense relating to this revolving term credit facility during the year ended December 31, 2009, was $2,866,000 (2008 – $3,985,000).

Other Real Estate Debt
Real estate debt is secured by charges on specific properties to which the debt relates.  Mortgages, including land mortgages, are secured on specific properties.  Housing advances are secured by charges on specific land under development, housing and condominiums under development, or land held for development.  Term debt is secured by charges on specific capital equipment.  At December 31, 2009, the weighted average interest rate on fixed rate debt at Dundee Realty, aggregating $50,140,000 (2008 - $59,003,000) was 7.55% (2008 – 6.26%).  The remaining real estate debt, including in respect of its demand revolving term credit facilities, is subject to variable interest rates,  with a weighted average rate during 2009 of  4.80% (2008 – 4.29%).  Fixed rate debt matures between 2010 and 2030.  Variable rate debt, including demand revolving term credit facilities, matures between 2010 and 2018.

During 2009, Dundee Realty capitalized interest of $5,366,000 (2008 - $9,279,000), including interest incurred on its revolving term credit facility and on other real estate debt, to the carrying value of real estate assets.

14.	SERIES 1 PREFERENCE SHARES OF DUNDEEWEALTH

In 2007, DundeeWealth issued 6,225,000 4.75% cumulative redeemable first preference shares, series 1 (“Series 1 preference shares, DundeeWealth”) at a price of $25.00 per share.  These shares entitle the holder to a fixed preferential cumulative dividend at the rate of 4.75% per annum, payable quarterly.

These shares may be redeemed at the option of DundeeWealth at any time, at a price per share which declines over time in accordance with the terms of the Series 1 preference shares, DundeeWealth, from $26.75 per share if such share is redeemed prior to March 13, 2010 to $25.00 per share if such share is redeemed after March 13, 2016 (the “DW Redemption Price Schedule”).

DUNDEE CORPORATION

On redemption, DundeeWealth may convert the Series 1 preference shares, DundeeWealth to its common shares subject to regulatory approval.  If such election is made, the Series 1 preference shares, DundeeWealth will be converted on the basis of one Series 1 preference share, DundeeWealth for that number of common shares that is equal to the redemption price at the time of the conversion determined in accordance with the DW Redemption Price Schedule divided by the current market price of DundeeWealth’s common shares, determined in accordance with a formula.  DundeeWealth does not intend to make such an election if these shares are redeemed.

Any redemption or conversion of the Series 1 preference shares, DundeeWealth prior to March 13, 2012 is limited to circumstances where such shares are entitled to vote separately, as a class or series, by law.

DundeeWealth may, at any time, purchase the Series 1 preference shares, DundeeWealth for cancellation in the open market, by private placement or otherwise.  Series 1 preference shares, DundeeWealth are retractable by the holder at any time after March 13, 2017 for cash of $25.00 per share.

DundeeWealth determined that the redemption feature available to it pursuant to the terms of the Series 1 preference shares, DundeeWealth is an embedded derivative with a fair value on the date of issue of $1,805,000.

15.	NON-CONTROLLING INTEREST

	2009	2008
Non-controlling interest in:
DundeeWealth Inc.	$566,391	$516,003
Dundee Realty Corporation	55,275	50,435
Eurogas Corporation	46,205	48,704
	$667,871	$615,142

Share Loans Receivable in DundeeWealth
DundeeWealth has a share loan plan pursuant to which key employees were provided with a loan from DundeeWealth to purchase common shares of DundeeWealth from treasury or in the market.  The shares issued pursuant to these arrangements are pledged as collateral against the loans.  At December 31, 2009, the aggregate loan amount was $24,261,000 (2008 - $29,814,000).

The share loan plan features a one-time bonus equal to one third of the aggregate loan amount, which is payable by DundeeWealth in 2010, at the conclusion of a three year vesting period, conditional on the retention of the key employee.  During 2009, DundeeWealth recognized compensation expense of $2,068,000 (2008 - $3,065,000) in respect of these share loans.

During 2009, DundeeWealth amended the repayment terms of the share loan plan such that not less than one sixth of the loan principal value will be repaid at vesting of the loan arrangements in 2010, with the balance to be repaid in four equal installments in years seven through ten of the outstanding term of the loan.  Previously, not less than 50% of the loan principal was to be repaid after five years.  The discounted value of the share loan receivable in DundeeWealth has been included in “non-controlling interest”.

DUNDEE CORPORATION

16.	PREFERENCE SHARES

Authorized
The Company is authorized to issue an unlimited number of first preference shares, issuable in series, an unlimited number of second preference shares, issuable in series, and an unlimited number of third preference shares, issuable in series.

First Preference Shares ─ Each series of first preference shares ranks on a parity with the first preference shares of every other series and will be entitled to preference on the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of the Company over the Subordinate Shares, Class B Shares, second preference shares and third preference shares.

Second Preference Shares ─ Each series of second preference shares ranks junior and subordinate to the first preference shares, on a parity with second preference shares of every other series and will be entitled to preference over the Subordinate Shares, Class B Shares and third preference shares.  The Company currently has no second preference shares outstanding.

Third Preference Shares ─ Each series of third preference shares ranks junior and subordinate to the first preference shares and the second preference shares, on a parity with the third preference shares of every other series and will be entitled to preference over the Subordinate Shares and Class B Shares.  The Company currently has no third preference shares outstanding.

Issued and Outstanding Preference Shares, First Series, Series 1 (“Preference shares, series 1”)
	Number	Par	Issue		Net Book
	of Shares	Value	Costs	Premium	Value
Balance as at December 31, 2007	6,000,000	$150,000	$(4,030)	$1,050	$147,020
Amortization during the year	-	-	474	(123)	351
Balance as at December 31, 2008	6,000,000	150,000	(3,556)	927	147,371
Amortization during the year	-	-	474	(123)	351
Balance as at December 31, 2009	6,000,000	$150,000	$(3,082)	$804	$147,722

In 2006, the Company issued 6,000,000 5.00% cumulative redeemable first preference shares, series 1 at a price of $25.00 per share.  The Preference shares, series 1 rank on a parity with the Preference shares, series 2 and series 3 (see below) and in priority to the Subordinate Shares and the Class B Shares of the Company as to the payment of dividends and the distribution of assets on dissolution, liquidation or winding-up of the Company.  The Preference shares, series 1 entitle the holder to a fixed preferential cumulative dividend at the rate of 5.00% per annum, payable quarterly.  The Preference shares, series 1 are generally non-voting, except in limited circumstances.

The Preference shares, series 1 may be redeemed, at the option of the Company, at any time at a price per share which declines over time in accordance with the terms of the Preference shares, series 1 from $26.50 per share if redeemed prior to June 30, 2010 to $25.00 per share if redeemed after June 30, 2015 (the “DC Redemption Price Schedule”).

The Company may elect to convert the Preference shares, series 1 to Subordinate Shares of the Company at any time, subject to regulatory approval.  The Preference shares, series 1 will be converted on the basis of one Preference share, series 1 for that number of Subordinate Shares that is equal to the redemption price at the time of the conversion determined in accordance with the DC Redemption Price Schedule divided by the current market price of the Subordinate Shares, determined in accordance with a formula.  The Company does not currently intend to convert the Preference shares, series 1.

Any redemption or conversion of the Preference shares, series 1 by the Company, prior to June 30, 2011 is limited to circumstances where the Preference shares, series 1 are entitled to vote separately, as a class or series, by law.

DUNDEE CORPORATION

The Company may, at any time, purchase the Preference shares, series 1 for cancellation in the open market, by private placement or otherwise.

The Preference shares, series 1 are retractable by the holder at any time after June 30, 2016 for cash of $25.00 per share.

The Company determined that the redemption feature available to the Company pursuant to the terms of the Preference shares, series 1 is an embedded derivative with a fair value on the date of issue of $1,236,000.

First Preference Shares, Series 2 (“Preference shares, series 2”)
	Number of
	Shares	Amount
Issuance of Preference shares, series 2, September 15, 2009	4,600,000	$115,000
Issuance of Preference shares, series 2, September 21, 2009	600,000	15,000
Issue costs, net of taxes of $1,179	-	(2,915)
Balance at December 31, 2009	5,200,000	$127,085

In September 2009, the Company issued 5,200,000 cumulative 5 year rate reset Preference shares, series 2 at a price of $25.00 per share for net proceeds of $125,906,000, after issue costs of $4,094,000.

The Preference shares, series 2 rank on a parity with the Preference shares, series 1 and Preference shares, series 3 (see below), and rank in priority to the Subordinate Shares and the Class B Shares of the Company as to the payment of dividends and the distribution of assets on dissolution, liquidation or winding-up of the Company.  The Preference shares, series 2 entitle the holder to a fixed preferential cumulative dividend at the rate of 6.75% per annum, payable quarterly for the initial period from and including September 15, 2009 to, but excluding September 30, 2014.  Thereafter, the dividend rate will reset every five years to equal the then Canadian dollar denominated non-callable Government of Canada bond yield with a term to maturity of five years plus 4.10%.  The Preference shares, series 2 are generally non-voting, except in limited circumstances.

Holders of Preference shares, series 2 have the option to convert the shares into Cumulative Floating Rate First Preference Shares, Series 3 (“Preference shares, series 3”), subject to certain conditions, on September 30, 2014 and on September 30 every fifth year thereafter (“Series 3 conversion date”).  The conversion is on the basis of one Preference share, series 3 for each Preference share, series 2.

The Preference shares, series 2 may be redeemed, at the option of the Company, on September 30, 2014 and on September 30 every fifth year thereafter at a price of $25.00 per share.  Prior to September 30, 2014, the Company has the right to redeem the Preference shares, series 2 in limited circumstances.

First Preference Shares, Series 3 (“Preference shares, series 3”)
The Preference shares, series 3 rank on a parity with the Preference shares, series 1 and Preference shares, series 2, and rank in priority to the Subordinate Shares and the Class B Shares of the Company as to the payment of dividends and the distribution of assets on dissolution, liquidation or winding-up of the Company.  Holders of Preference shares, series 3, if and when issued, will be entitled to receive quarterly floating rate, cumulative preferential cash dividends based on the applicable three month Government of Canada T-Bill rate plus 4.10%.  The Preference shares, Series 3 are generally non-voting, except in limited circumstances.

Holders of Preference shares, series 3 will have the option, on September 30, 2019 and on each September 30 every fifth year thereafter, to convert their Preference shares, series 3 into Preference shares, series 2.  The conversion is on the basis of one Preference share, series 2 for each Preference share, series 3.

DUNDEE CORPORATION

On September 30, 2019 and on September 30 every fifth year thereafter, the Company has the option to redeem the Preference shares, series 3 by payment of an amount in cash of $25.00 per share together with accrued and unpaid dividends to, but excluding, the redemption date.

On any date after September 30, 2014 that is not a Series 3 conversion date, the Company has the option to redeem the Preference shares, series 3 by payment of an amount in cash of $25.50 per share together with accrued and unpaid dividends to, but excluding, the redemption date.

17.	SHARE CAPITAL

Authorized
The Company is authorized to issue an unlimited number of Subordinate Shares and an unlimited number of Class B Shares.
Holders of Subordinate Shares and Class B Shares are entitled to one vote and 100 votes, respectively, for each such share held.  The Subordinate Shares and Class B Shares participate equally, share for share, as to dividends.  The Class B Shares are convertible into Subordinate Shares on a one-for-one basis at any time.  In the event of an offer to purchase the Class B Shares by a third party, and in certain circumstances, each Subordinate Share will be convertible, at the option of the holder, into one Class B Share for purposes of accepting an offer.

Issued and Outstanding
	SUBORDINATE SHARES		CLASS B SHARES		TOTAL
	Number	Amount	Number	Amount	Number	Amount
Outstanding December 31, 2007	72,443,840	$284,370	3,120,402	$8,168	75,564,242	$292,538
Transactions during the year ended
December 31, 2008
Redeemed pursuant to issuer bid	(1,598,911)	(6,374)	-	-	(1,598,911)	(6,374)
Issuance of shares under the
share incentive plan	19,245	166	-	-	19,245	166
Options exercised	275,000	2,068	-	-	275,000	2,068
Conversion from Class B Shares
to Subordinate Shares	614	2	(614)	(2)	-	-
Outstanding December 31, 2008	71,139,788	$280,232	3,119,788	$8,166	74,259,576	$288,398
Transactions during the year ended
December 31, 2009
Redeemed pursuant to issuer bid	(260,700)	(1,041)	-	-	(260,700)	(1,041)
Issuance of shares under the
share incentive plan	25,087	180	-	-	25,087	180
Options exercised	300,000	1,670	-	-	300,000	1,670
Conversion from Class B Shares
to Subordinate Shares	351	1	(351)	(1)	-	-
Outstanding December 31, 2009	71,204,526	$281,042	3,119,437	$8,165	74,323,963	$289,207

Normal Course Issuer Bid
On March 30, 2009, the Company obtained approval from the TSX to purchase its Subordinate Shares in the market for cancellation pursuant to a renewed normal course issuer bid.

During 2009, the Company purchased 260,700 (2008 – 1,598,911) Subordinate Shares, having an aggregate stated capital value of $1,041,000 (2008 – $6,374,000), for cancellation pursuant to its normal course issuer bid.  The Company paid $1,055,000 (2008 – $20,353,000) to retire these shares.  The excess of the purchase price over the value of stated capital, which totalled $14,000 (2008 – $13,979,000), has been recorded as a reduction of retained earnings.

DUNDEE CORPORATION

Share Purchase Plan
As part of its share incentive arrangements (note 21), the Company established a share purchase plan pursuant to which eligible participants may contribute up to a specified maximum amount of their basic annual salary towards the purchase of Subordinate Shares of the Company, either from treasury or in the open market, at the discretion of the Company.  The Company may match up to the full amount of each participant’s contribution to the share purchase plan, such contribution to be used either to purchase Subordinate Shares in the open market or to issue additional Subordinate Shares from treasury for the benefit of the participant.

During 2009, the Company issued 25,087 (2008 – 19,245) Subordinate Shares from treasury pursuant to the share purchase plan.  In addition, 49,868 (2008 – 8,708) Subordinate Shares were acquired in the market pursuant to these arrangements.

Compensation expense associated with the share purchase plan during 2009 was $286,000 (2008 – $121,000).

As at December 31, 2009, 1,980,000 Subordinate Shares were approved for issuance pursuant to the share purchase plan, of which 1,112,658 Subordinate Shares were issued since the plan’s inception and 867,342 Subordinate Shares remain available for issuance from treasury to eligible participants.

18.	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

		Net unrealized gains (loss), net of taxes
	Available-	Equity	Foreign	Non-
	for-Sale	Accounted	Currency	controlling
	Securities	Investees	Translation	Interest	Total
Balance at December 31, 2007	$2,655	$(1,869)	$(8,772)	$9,306	$1,320
Transactions during the year ended December 31, 2008
Other comprehensive (loss) income	(32,141)	(1,174)	12,720	(3,908)	(24,503)
Balance at December 31, 2008	(29,486)	(3,043)	3,948	5,398	(23,183)
Transactions during the year ended December 31, 2009
Other comprehensive income (loss)	85,777	(1,978)	(9,307)	(22,891)	51,601
Balance at December 31, 2009	$56,291	$(5,021)	$(5,359)	$(17,493)	$28,418

19.	INVESTMENT INCOME AND EARNINGS (LOSS) FROM EQUITY ACCOUNTED INVESTEES

Investment Income
For the year ended December 31,	2009	2008
Interest, dividends, and cash distributions	$13,538	$22,614
Realized investment gains (loss) from AFS Securities	6,268	(1,163)
Other realized investment losses	(1,104)	(1,394)
Reinvested distributions from mutual fund investments	2,012	1,192
	$20,714	$21,249

Included in investment income is $8,597,000 (2008 – $13,926,000) of interest earned from the Company’s portfolio of CLO investments.

DUNDEE CORPORATION

Share of Earnings (loss) from Equity Accounted Investees

For the year ended December 31,	2009	2008
Share of earnings (loss)	$10,087	$(37,236)
(Loss) gains from dilutions of interest	(3,793)	1,546
	$6,294	$(35,690)

20.	SELLING, GENERAL AND ADMINISTRATIVE

In fiscal 2008, DundeeWealth continued its strategic initiatives established in 2007, designed to create a more integrated wealth management company, focusing on balancing growth in key areas, with reductions in others.  DundeeWealth exited some businesses and outsourced other services, while consolidating central functions in an effort to reduce the cost of operations by eliminating duplication and more closely defining business roles.  Measures were therefore implemented to reduce headcount and improve processes and business alignment.  DundeeWealth recorded severance costs of $23,598,000 in fiscal 2008 related to this initiative.  Comparative severance costs in 2009 were $4,377,000.

21.	STOCK BASED COMPENSATION

Share Incentive Plans
During 2009, the Company recognized stock based compensation expense of $1,207,000 (2008 - $1,647,000) related to share based compensation arrangements, before similar arrangements of its subsidiaries as described below.

	2009	2008
Share option plan	$637	$854
Deferred share unit plan	570	793
	$1,207	$1,647

Share Option Plan
Under the terms of the Company’s share option plan, the Company may issue options to eligible participants to purchase Subordinate Shares from treasury.  The exercise price per option may not be less than the closing price of the Subordinate Shares as quoted on the TSX or such other stock exchange, as applicable, on the last trading day immediately preceding the day the options are granted.  Options granted prior to January 1, 2004 become exercisable as to 33 1/3% of the Subordinate Shares on the first three anniversary dates following the date of grant and will expire 10 years thereafter.  Options granted after December 31, 2003 become exercisable as to 20% of the Subordinate Shares on the first five anniversary dates following the date of grant and will expire five and a half years thereafter.

The total number of share options cannot exceed 12,000,000.  Options to purchase 2,449,612 Subordinate Shares of the Company were outstanding as at December 31, 2009 and 4,747,973 Subordinate Shares remain available for grant under the share option plan.

Stock options granted after December 31, 2002 are accounted for using the fair value method.  On August 12 and 13, 2009, the Company granted 1,290,000 and 25,000 options, respectively, with a fair value per option of $4.04 and $4.16.  There were no options granted during fiscal 2008.  The fair value of the options granted was estimated at the grant date using an option-pricing model with the following assumptions:

Risk-free interest rate	2.9%
Expected volatility	46.6%
Expected life of the options	5.5 years

DUNDEE CORPORATION

During 2009, the Company recognized stock based compensation of $637,000 (2008 – $854,000) in respect of this plan.

A summary of the status of the Company’s share option plan as at December 31, 2009 and 2008, and the changes during the years then ended, is as follows:

		2009		2008
		Weighted		Weighted
	Number of	Average	Number of	Average
	Options	Exercise Price	Options	Exercise Price
Outstanding, beginning of period	3,559,644	$6.63	3,864,644	$6.67
Granted	1,315,000	$9.41	-	$0.00
Exercised	(1,725,000)	$8.49	(305,000)	$7.15
Cancelled	(700,032)	$4.83	-	$0.00
Outstanding, end of period	2,449,612	$7.33	3,559,644	$6.63
Exercisable options	1,134,612	$4.91	3,268,644	$6.41

			Weighted
			Average
		Weighted	Remaining
	Options	Average	Contractual	Options
Exercise Price Range	Outstanding	Exercise Price	Life (Years)	Exercisable
$4.38	120,000	$4.38	1.89	120,000
$ 4.90 to $5.42	1,014,612	$4.98	0.57	1,014,612
$ 9.40 to $9.67	1,315,000	$9.41	5.12	-

Share Bonus Plan
The Company’s share bonus plan permits Subordinate Shares of the Company to be issued from treasury or purchased in the market as a discretionary bonus to eligible participants from time to time on terms established in the Company’s share incentive plan.  There were no shares issued under the share bonus plan arrangement during 2009 or 2008.

As at December 31, 2009, 1,500,000 Subordinate Shares were approved for issuance pursuant to the share bonus plan, of which 216,000 Subordinate Shares were issued since the plan’s inception and 1,284,000 Subordinate Shares remain available for issuance from treasury.

Deferred Share Unit Plan
The Company has established a deferred share unit plan (“DSUP”) for eligible participants.  The Compensation Committee of the Board of Directors administers the DSUP and discretionary awards are based on certain criteria, including services performed or to be performed.  Deferred share units are redeemable when a participant is no longer a director, officer or employee of the Company or any of its subsidiaries, by a lump sum payment based on the value of the deferred share units at that time.

During 2009, the Company issued 73,740 (2008 – 348,329) deferred share units to certain executives and directors of the Company.  Issuances of deferred share units in the prior year included 242,920 deferred share units to settle compensation arrangements relating to prior years.  Each unit entitles the holder to a Subordinate Share on retirement.  During 2009, the Company recognized compensation expense of $570,000 (2008 – $793,000) in respect of the DSUP.

DUNDEE CORPORATION

The total number of deferred share units cannot exceed 1,500,000.  Deferred share units to purchase 789,699 Subordinate Shares of the Company were outstanding as at December 31, 2009 and 698,922 Subordinate Shares remain available for grant under the DSUP.

Share Incentive Plans and Other Stock Based Plans of DundeeWealth
DundeeWealth has established share incentive plans for its employees, financial advisors, officers and directors and those of its subsidiaries.  These share incentive plans consist of a share purchase plan, a share bonus plan, a deferred share plan and a share option plan.  DundeeWealth has also established a deferred share unit plan.  During 2009, DundeeWealth recognized stock based compensation expense of $17,215,000 (2008 – $21,323,000) in respect of these share incentive arrangements.  As at December 31, 2009, DundeeWealth had granted 4,119,504 (2008 – 6,984,960) options at a weighted average exercise price of $8.91 (2008 – $9.06) of which 2,675,504 (2008 – 5,811,636) were exercisable at December 31, 2009.  At December 31, 2009, DundeeWealth had granted awards for the future issuance of 2,051,000 (2008 – 2,614,571) common shares of DundeeWealth, which issuance is conditional on employees meeting certain criteria, and it had granted an aggregate of 1,060,224 (2008 – 891,318) deferred share units.

Stock Option Plan of Eurogas
Eurogas established a stock option plan for its directors, officers and employees.  As at December 31, 2009, Eurogas had granted 3,985,000 (2008 – 5,205,000) options at a weighted average exercise price of $1.26 (2008 – $1.21) of which 3,851,666 (2008 – 4,214,997) stock options were exercisable at December 31, 2009.  Eurogas also has a deferred share unit plan of which 355,000 (2008 – 315,000) awards have been issued.

During 2009, compensation expense of $333,000 (2008 – $767,000) was recognized in respect of Eurogas’ stock option arrangements and deferred share unit arrangements.  In addition, during the prior year, Eurogas capitalized compensation costs of $78,000 to its oil and gas properties.  There was no compensation expense capitalized to these properties in the current year.

Stock Based Compensation of Dundee Realty
In 2006, the non-controlling shareholder of Dundee Realty was granted options through the issuance of a class of Dundee Realty shares that enabled the non-controlling shareholder to acquire additional shares of Dundee Realty over a six-year period at an aggregate cost of approximately $10,698,000.  When exercised, the options could increase the non-controlling shareholder’s interest to 30%.  The options vested in equal annual installments over the six-year period commencing in 2006 and was subject to the non-controlling shareholder remaining an employee of Dundee Realty.

Since 2006, the non-controlling shareholder has paid $5,349,000 towards the exercise of these options, increasing the non-controlling shareholder’s interest to 26% at December 31, 2009, including options totaling $1,783,000 exercised during 2009.  Dundee Realty recognized stock based compensation expense of $103,000 (2008 – $198,000) in respect of these option arrangements.

Subsequent to December 31, 2009, the Company agreed to permit the acceleration of the option arrangement and the non-controlling shareholder exercised all outstanding options for a further $5,349,000, increasing the non-controlling shareholder’s interest to 30%.

DUNDEE CORPORATION

22.	INCOME TAXES

The Company's income tax provision (recovery) differs from the amount that would be computed by applying the combined Canadian federal and provincial statutory income tax rate to pre-tax earnings as a result of the following:

	2009	2008
Anticipated income tax expense (recovery) based on a combined Canadian federal
and provincial statutory income tax rate of 33% (2008 - 33.5%)	$44,433	$(116,901)
Non-deductible expenses	14,149	31,404
Non-taxable revenue	(1,441)	(931)
Non-taxable dilution gains	(410)	(995)
Remeasurement of future income taxes	(9,664)	21,679
Changes in substantively enacted tax rates	9,042	-
Net income tax benefits not previously recognized	(14,147)	(4,240)
Change in valuation allowance	(2,312)	(6,512)
Other	(1,379)	(1,893)
Income tax expense (recovery)	$38,271	$(78,389)

Significant components of the Company's future income tax assets and liabilities as at December 31, 2009 and 2008 are as follows:

	2009	2008
Future income tax assets
Tax loss carry forwards	$125,498	$184,838
Capital assets	16,106	16,346
Investment portfolio, including equity accounted investments	12,554	550
Accrued liabilities	8,857	10,838
Non-deductible reserves	2,801	6,370
Other	5,421	5,525
	171,237	224,467
Valuation allowance	(13,020)	(17,131)
Total future income tax assets	158,217	207,336
Future income tax liabilities
Management contracts	87,808	101,885
Deferred sales commissions	67,227	73,770
Real estate assets	5,527	12,769
Funds under administration	2,801	3,857
Other	35,042	18,079
Total future income tax liabilities	198,405	210,360
Net future income tax liabilities	$40,188	$3,024

The future income tax assets arise from available income tax loss carry forwards from current and prior years and future income tax deductions.  A valuation allowance is recorded in respect of the total future income tax asset when management believes it is more likely than not that some or all of the future income tax assets will not be realized.  After consideration of estimated future taxable income, the nature of the future income tax assets and potential tax planning strategies, the Company has determined that a valuation allowance of $13,020,000 (2008 - $17,131,000) is required in respect of its future income tax assets as at December 31, 2009.

DundeeWealth realized a capital loss in respect of the sale of certain assets.  While the tax benefit of $12,451,000 in respect of this loss was not recognized in the consolidated financial statements or the table above, the loss can be carried forward indefinitely to offset future capital gains.

DUNDEE CORPORATION

As at December 31, 2009, the Company and its subsidiaries had operating loss carry forwards of $541,834,000 (2008 - $683,500,000).  A summary of the operating loss carry forwards by year of expiry is as follows:

Year of Expiry:
2010	$1,868
2011	5,034
2012	-
2013	-
2014	5,452
Thereafter	529,480
$541,834

23.	NET EARNINGS(LOSS) PER SHARE

(in thousands of Canadian dollars, except weighted average number of shares outstanding and per share amounts)
For the year ended December 31,	2009	2008
Net earnings (loss)	$62,451	$(196,192)
Less: dividends on Preference shares, series 2	(2,571)	-
	$59,880	$(196,192)
Weighted average number of shares outstanding	74,261,458	74,805,009
Basic earnings (loss) per share	$0.81	$(2.62)
Effect of dilutive securities on available net earnings (loss)	$(1,240)	$-
Effect of dilutive securities on weighted average number of shares outstanding	2,359,499	-
Diluted earnings (loss) per share	$0.77	$(2.62)

24.	FINANCIAL INSTRUMENTS

FAIR VALUE
All of the Company’s financial instruments are recorded on the consolidated balance sheet at carrying values that are representative of, or approximate their fair value, with the exception of the Company’s Preference shares series 1 and the Series 1 preference shares, DundeeWealth, which had fair values as at December 31, 2009 of $129,900,000 and $145,043,000, respectively (2008 - $75,000,000 and $84,038,000, respectively).

CICA Handbook Section 3862 “Financial Instruments – Disclosures” requires disclosure regarding the valuation methods and assumptions used to measure certain significant financial instruments at fair value.  In addition, disclosure is required regarding the classification of fair value measurement within a three-level hierarchy based upon transparency of inputs to the related valuation method.

Fair Value Methods

Trading Financial Assets and Liabilities
The fair value of trading securities owned and obligations related to trading securities sold short are based on quoted bid or ask market prices where available; otherwise, fair values are estimated using independent bid or ask quoted market prices of similar securities or other third-party evidence.

DUNDEE CORPORATION

Available-for-Sale Financial Assets
The fair value of AFS financial assets is determined using quoted market prices from active markets where available.  Fair value for CLOs and other structured products, for which market quotations are not readily available, is provided by the third party underwriter of the financial instrument in the form of an indicative bid value or, where available, the most recent trading price of such individual security.  The third party underwriter uses a valuation model that incorporates prevailing primary and secondary market conditions and deal specific parameters.  This valuation model is based, in part, on assumptions that may not be supported by observable market prices or rates.  Indicative bid values provided are independently assessed by qualified professionals to ensure that they are reasonable.

Fair Value Hierarchy
Fair value measurements recognized in the consolidated balance sheet are categorized using a fair value hierarchy that reflects the significance of inputs used in determining fair values:

o	Level 1 Inputs – include quoted prices (unadjusted) in active markets for identical assets or liabilities;
o	Level 2 Inputs – include inputs to the valuation methodology of other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and
o
Level 3 Inputs – include inputs that are not based on observable market data and that are significant to the fair value measurement.  These unobservable inputs reflect the Company’s own assumptions about the assumptions that a market participant would use in estimating fair value of the financial instrument.

Each type of fair value is categorized based on the lowest level input that is significant to the fair value measurement in its entirety.  The fair value hierarchy of financial instruments which are measured at fair value on the consolidated balance sheets is as follows:

				2009
	Level 1	Level 2	Level 3	Total
Financial Assets
Cash and cash equivalents	$480,175	$-	$-	$480,175
Trading securities owned
Bonds	-	115,577	23,800	139,377
Equities and convertible debentures	45,495	7,949	-	53,444
Floating rate notes	-	-	5,570	5,570
Available-for-sale securities
Collateralized loan obligations and other structured products	-	-	39,308	39,308
Mutual funds managed by a subsidiary	101,236	-	-	101,236
Other (i)	86,098	22,102	-	108,200
Financial Liabilities
Trading securities sold short
Bonds	-	22,718	-	22,718
Equities and convertible debentures	395	14	-	409

(i)
As at December 31, 2009, equity securities in the AFS portfolio with a carrying value of $8,750,000 do not have quoted market prices and are carried at cost.  These financial assets have been excluded from the table above.

The following table presents the changes in fair value measurements for financial instruments included in level 3 of the fair value hierarchy:

Balance, December 31, 2008	$209,923
Net realized/unrealized gains in net earnings	14,945
Net unrealized gains in other comprehensive income	32,237
Dispositions	(188,427)
Balance as at December 31, 2009	$68,678

DUNDEE CORPORATION

RISK MANAGEMENT
The main risks arising from the Company’s financial instruments include market risk, credit risk and liquidity risk.  Detailed qualitative disclosures on the Company’s approach to managing these risks is included in the “Managing Risks” section of the Company’s Management’s Discussion and Analysis as at and for the year ended December 31, 2009 (“2009 MD&A”), and is summarized below.

Market Risk
Market risk is the risk that a material loss may arise from fluctuations in the fair value of a financial instrument.  For purposes of this disclosure, the Company segregates market risk into three categories: fair value risk, interest rate risk and currency risk.

Fair Value Risk
Fair value risk is the potential for loss from an adverse movement, excluding movements relating to changes in interest rates and foreign exchange currency rates, because of changes in market prices.  The Company incurs fair value risk directly through its trading positions and portfolio of AFS securities, and indirectly through movements in AUM and AUA.  The Company’s fair value risk exposure and related risk management controls and procedures are discussed in the “Creating, Attracting and Retaining AUM and AUA” and the “Market Risk in Trading Activities and Investments” sections of the Company’s 2009 MD&A.

The following table illustrates the effect to net earnings and OCI, before associated income taxes and non-controlling interest, of a 3% absolute change in the fair value of the Company’s trading portfolio and portfolio of AFS securities.

	2009			2008
	Effect on			Effect on
	Net earnings	OCI		Net earnings	OCI
Trading securities owned, net of trading securities sold short $	4,472	$	n/a	$3,275	$	n/a
Available-for-sale securities
Asset-backed commercial paper (i)	n/a		n/a	5,084		n/a
Collateralized loan obligations (i)	n/a		1,179	499		n/a
Mutual fund investments managed by a subsidiary	n/a		2,875	n/a		2,046
Other portfolio investments	n/a		3,676	n/a		1,212
(i) Other-than-temporary impairments in the fair value of AFS securities are recorded in net earnings.

The embedded exchange feature related to the Company’s exchangeable debentures (note 13) is recorded at fair value, provided that such fair value adjustment does not result in an aggregate carrying value that is below the principal value of the exchangeable debentures outstanding.  The Company has determined that at December 31, 2009 and 2008, the fair value of the embedded exchange feature was $nil and therefore, the exchangeable debentures were carried at their amortized cost.

Interest Rate Risk
Interest rate risk relates to the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  The Company does not measure the effects of interest rate risk on its AFS securities in isolation.

DUNDEE CORPORATION

In addition, the Company is exposed to interest rate risk on its variable rate corporate debt, on client account margin loans and credit balances and, to a lesser extent, on cash and cash equivalents and on amounts related to securities borrowing activities.  The following table illustrates the effect to net earnings, before associated income taxes and non-controlling interest, of a 50 basis point absolute change in market interest rates to these items.

	Effect on Net Earnings
	2009	2008
Variable rate corporate debt, excluding variable rate real estate debt	$789	$713
Client account margin loans and credit balances	455	121

The Company’s exposure to interest rate risk related to its investments in CLOs is discussed under the section “Specific Risks Associated with Operating Segments – Wealth Management”.  Interest rate risk associated with variable rate real estate debt is discussed under the section “Specific Risks Associated with Operating Segments – Real Estate.”

Currency Risk
The Company is exposed to foreign exchange transaction and translation risk due to the volatility of foreign exchange rates, primarily arising on its U.S. dollar and Euro denominated investments, as well as on its corporate borrowings, to the extent that such borrowings were drawn in a foreign currency.

The Company’s currency risk exposure on foreign denominated investments in CLOs is discussed under the section “Specific Risks Associated with Operating Segments – Wealth Management”.

The following table illustrates the effect to net earnings, before associated income taxes and non-controlling interest, of a 3% change in foreign exchange rates on amounts borrowed in foreign currency.  The Company’s exposure to currency risk was minimal during 2009 was minimal, reflecting lower average levels of borrowings denominated in foreign currency.

	Effect on Net Earnings
	2009	2008
U.S. dollar denominated borrowings	$35	$1,582
Euro denominated borrowings	31	1,206

DundeeWealth’s brokerage subsidiary enters into forward foreign exchange contracts to manage currency risk on pending securities settlements in currencies other than the Canadian dollar.  At December 31, 2009, the notional value of outstanding forward foreign exchange contracts was $193,089,000 (2008 - $105,740,000).  Given the short-term nature of these foreign exchange contracts, any changes in fair value stemming from reasonably possible changes in foreign exchange rates would have a nominal effect on net earnings.

Market Risk in Assets under Management and Assets under Administration
Risk exposure and related controls and procedures relating to AUM and AUA are discussed in the “Market Influences” and “Creating, Attracting and Retaining AUM and AUA” sections of the Company’s 2009 MD&A.

AUM are exposed to various forms of market risk including, but not limited to, fair value risk, interest rate risk and currency risk.  These risks transfer to DundeeWealth through the generation of management fee revenues, net of associated trailer service fees.  During 2009, a 3% change in the net asset value of AUM would change net earnings before taxes and non-controlling interest, by approximately $8,886,000 (2008 - $9,588,000), before accounting for any changes in performance fees that may be generated by such a change in value.

DUNDEE CORPORATION

The following table provides additional insight into the Company’s risk exposure to fluctuations in the fair value of AUM.

	AUM by Asset Type			AUM by Base Currency
	2009	2008		2009	2008
Equity	$26,259,000	$17,825,000	Canadian dollars	$26,543,000	$19,022,000
Fixed income	9,821,000	7,601,000	U.S. dollars	6,903,000	4,817,000
			Other	2,634,000	1,587,000
	$36,080,000	$25,426,000		$36,080,000	$25,426,000

The Company also incurs market risk exposure to fluctuations in AUA.  While the Company does not quantify its exposure to these risks in isolation, it does monitor the portion of its AUA of $18.1 billion (2008 – $19.1 billion) which earns trailer fee revenues, a significant component of financial services revenue.  During 2009, a 3% change in the net asset value of these AUA would result in a $630,000 (2008 - $841,000) change in net earnings, before taxes and non-controlling interest.

Credit Risk
Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation.

One of the primary sources of credit risk to the Company arises when DundeeWealth extends credit to clients to purchase securities by way of margin lending.  DundeeWealth faces a risk of financial loss in the event a client fails to meet a margin call if market prices for securities held as collateral decline and if DundeeWealth is unable to recover sufficient value from the collateral held.  Amounts loaned to any client are limited by DundeeWealth’s credit limits, which are generally more restrictive than those required by applicable regulatory policies.  To minimize the financial risks associated with client margin activities, DundeeWealth applies certain credit standards, conducts ongoing financial reviews with respect to clients and monitors credit exposure to individual counterparties on an ongoing basis.

DundeeWealth manages its credit risk in certain types of trading activities through the establishment of aggregate limits by individual counterparty, reviewing security and loan concentrations and marking-to-market collateral provided on certain transactions.  For the year ended December 31, 2009 and historically, DundeeWealth has not incurred any material loss arising from a counterparty default.

The real estate segment manages its exposure to credit risk by attracting tenants and land buyers of sound financial standing, diversifying its mix of tenants and ensuring adequate security has been provided in support of loans.  It also monitors tenant payment patterns and regularly discussed potential tenant issues with property managers.

Liquidity Risk
Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities.  The Company manages its liquidity risk through the management of its capital structure and financial leverage as discussed further in the “Liquidity and Capital Resources” section of the Company’s 2009 MD&A.

DUNDEE CORPORATION

The following table summarizes the maturity profile of the Company’s financial liabilities as at December 31, 2009.

	Carrying Amount	Contractual Term to Maturity
Bank indebtedness (note 11)	$4,821	No fixed term to maturity
Accounts payable and accrued liabilities	262,413	Typically due within 20 to 90 days
Client deposits and related liabilities (note 12)	476,820	Due on demand
Corporate debt (note 13)	388,017	Subject to term facilities
Series 1 preference shares, DundeeWealth (note 14)	153,301	Retractable by the holder after March 13, 2017
Preference shares, series 1 (note 16)	147,722	Retractable by the holder after June 30, 2016
Total	$1,433,094

Specific Risks Associated with Operating Segments

Wealth Management

Asset-Backed Commercial Paper
On January 12, 2009, the Ontario Superior Court of Justice granted the Amended Plan Implementation Order filed by the Pan-Canadian Investors Committee for third-party structured ABCP under the Companies’ Creditors Arrangement Act for restructuring of the ABCP.  The restructuring was completed on January 21, 2009, at which time the Company exchanged the $379,425,000 principal amount of non-bank ABCP it held at December 31, 2008 for $371,351,000 in FRNs, designed to match the maturities of the underlying assets.  The Company had no recourse to recover the remaining $8,074,000 of its ABCP investments.  The Company classified the FRNs received as held-for-trading.

Subsequent to the restructuring plan, the Company received principal repayments of $28,791,000 and interest payments of $19,232,000.  All cash amounts received in respect of these investments have been applied to reduce their carrying value.

On September 22, 2009, $3,890,000 of the MAV 2 IA Tracking Notes were cancelled due to default of the underlying assets.  On December 29, 2009, the Company disposed of its investment in the MAV 2 Class A-1 and MAV 2 Class A-2 FRNs for net cash proceeds of $139,511,000.

The Company has determined that the fair value of its remaining portfolio of FRNs was $5,570,000, or 8% of their par value at December 31, 2009.  The table below illustrates changes to the Company’s investment in FRNs since the restructuring.

				Transactions during 2009
		Carrying	Principal			Market	Carrying
		Value	and Interest			Value	Value
		21-Jan-09	Repayments	Defaults	Disposition	Adjustment	31-Dec-09
Floating Rate Notes Received
MAV 2	Class A-1	$145,739	$(379)	$-	$(145,360)	$-	$-
MAV 2	Class A-2	123,577	-	-	(123,577)	-	-
MAV 2	Class B	22,433	-	-	-	-	22,433
MAV 2	Class C	9,023	-	-	-	-	9,023
MAV 2	IA Tracking	26,827	(327)	(3,890)	-	-	22,610
MAV 3	IA Tracking	14,152	(1,714)	-	-	-	12,438
MAV 3	TA Tracking	29,600	(26,371	-	-	-	3,229
		371,351	(28,791)	(3,890)	(268,937)	-	69,733
	Provision and subseequent
	adjustments to carrying value	(201,873)	(19,232)	3,890	129,426	23,626	(64,163)
		$169,478	$(48,023)	$-	$(139,511)	$23,626	$5,570

DUNDEE CORPORATION

DundeeWealth’s approach to estimating fair value of non-bank sponsored third party ABCP and the associated FRNs issued pursuant to the reorganization of the ABCP, consists of a review of the asset class associated with each FRN, a review of available public information concerning the FRN and other industry information.  Fair value of the underlying assets is affected by a wide variety of factors including, but not limited to, current and expected default and delinquency experience for assets underlying the FRNs, the weighted average life of the assets, the vintage of asset origination, changes in credit spreads and the global pricing of structured finance assets.  Some observable market indices used in this approach include: tracking the changes in spreads for the investment grade North American Credit Index and its European counterpart, and market prices for reference portfolios of various asset classes such as commercial mortgages, lines of credit, equipment leases, auto leases and trade receivables.  However, this valuation technique also requires making various assumptions that may not be supported by observable market prices or rates.

While the Company’s valuation technique, as outlined above, has taken into account recent market volatility and the implementation of the restructuring plan, there is no assurance that the pricing of these assets will not increase or decline in future periods, or that the restructured notes will trade at a market value which is the same as their fair value.  As a result, these estimates may change materially in subsequent reporting periods.

Collateralized Loan Obligations
At December 31, 2009, DundeeWealth held 27 positions in CLOs, including U.S. dollar denominated CLOs with a par value of US$87,717,000 and Euro denominated CLOs with a par value of €15,500,000.  The CLOs are collateralized by a diversified portfolio of senior secured first-lien corporate loans and are, for the most part, unlevered.  Of the 27 positions held, five were rated BBB, 12 were rated BB and the remaining 10 positions were investments in equity tranches.

In order to monitor the fundamental credit quality of loans supporting its CLO investments, the Company uses three standard macro measures.  These fundamental indicators are reviewed at each balance sheet date to determine whether there is evidence of other-than-temporary impairment in these investments.

o
Over-collateralization tests are measures of the par value of collateral assets relative to leverage within a CLO tranche.  By their nature, changes in over-collateralization rates may be early indicators of issuer defaults, reduced collateral value, and cash diversion from junior tranches to senior tranches.  The number of breaches in over-collaterization ratios peaked in the second quarter of 2009, although a number of these have since been cured.  At December 31, 2009, four investments are still in breach of their over-collateralization tests.

o
Each CLO is subject to a weighted average rating factor (“WARF”) maximum which, if exceeded, prohibits the manager from purchasing new loans that would cause further deterioration in the WARF.  Although the WARFs decreased significantly during the third and fourth quarters of 2009, they have not yet returned to pre-credit crisis levels.  Furthermore, certain CLO investments continue to exceed their individual WARF maximums at December 31, 2009.

o
Generally, an increasing number of CCC-rated loans supporting the collateral may be seen as a form of credit deterioration and precursor to default.  Similar to the WARF maximum described above, each portfolio will generally have a CCC content maximum.  If breached, the manager of the CLO is limited in their ability to make further investments in CCC or lower-rated assets.  Furthermore, the CCC content may result in a cash diversion away from the equity and lower-rated tranches of the particular CLO.  While there was a continuing decrease in CCC content throughout the second half of 2009, a significant number of CLOs continued to exceed their CCC content limits at December 31, 2009.

The Company previously concluded that these factors contributed to objective evidence of financial difficulty of the collateral supporting each CLO investment.  In the latter part of 2008 and in the first half of 2009, the Company determined that these assets were other-than-temporarily impaired and accordingly, it recognized a fair value adjustment in net earnings of $99,961,000 and $9,501,000 in each period, respectively.

DUNDEE CORPORATION

Since June 2009, a number of market-related factors improved in credit markets, impacting the fair value of CLOs.  These factors include, but are not limited to, increased liquidity and trading volumes, tightening credit spreads, and lower expectations of default rates.  As a result, the fair value of the Company’s CLO portfolio appreciated by $32,237,000 since June 2009, notwithstanding the continued issues relating to the credit quality of the underlying collateral.  The Company recognized this market appreciation in OCI as the increase was not objectively related to a credit event in the underlying collateral.

In addition to fair value risk, DundeeWealth incurs interest rate risk and currency risk related to its portfolio of CLO investments.  The following table illustrates the effect to net earnings and OCI, before associated income taxes and non-controlling interest, of a 3% change in foreign exchange rates and a 50 basis point change in interest rates.  The effect of changes to OCI would be transferred to net earnings if such change was determined to be other-than-temporary.

	Net earnings effect from		Net earnings effect from		OCI effect from
	changes to interest rates		changes to foreign exchange rates		changes to foreign exchange rates
	2009	2008	2009	2008	2009	2008
U.S. dollars	$375	$338	$217	$324	$1,087	$366
Euros	44	43	41	94	93	133

Real Estate
Real estate debt included in the Company’s real estate segment creates specific interest rate risk and liquidity risk.  In addition, the foreign exchange forward contract in the real estate segment creates currency risk.

Interest Rate Risk
Dundee Realty is exposed to interest rate risk on its variable rate debt.  Interest incurred to finance land and housing developments are capitalized to the cost of inventory, while interest incurred to finance operations is charged to net earnings.  A 50 basis point change in market interest rates would change net earnings, before taxes and non-controlling interest by $647,000 (2008 - $457,000) and would change the carrying value of inventory by $318,000 (2008 - $893,000).

Liquidity Risk
The following table summarizes the scheduled principal repayments and debt maturities in respect of real estate debt.

		Demand Revolving
Principal Repayments	Mortgages	Credit Facilities	Land Mortgages	Housing Advances	Term Debt	TOTAL
2010	$4,326	$75,408	$9,011	$43,807	$5,455	$138,007
2011	1,983	-	750	75	1,163	3,971
2012	862	-	800	-	1,304	2,966
2013	598	-	-	-	1,323	1,921
2014	4,234	-	146	-	1,495	5,875
2015 and thereafter	13,987	-	367	-	14,898	29,252
TOTAL	$25,990	$75,408	$11,074	$43,882	$25,638	$181,992
Adjusted for:
Acquisition date fair value debt adjustment						(1,009)
Deferred financing						(142)
As at December 31, 2009						$180,841

DUNDEE CORPORATION

Dundee Realty uses various debt and equity ratios to monitor its capital adequacy and debt requirements including interest coverage, minimum net worth, debt average term to maturity and the ratio of variable debt to aggregate date.  These ratios assist Dundee Realty in assessing the debt level maintained by the Company in order to assure adequate cash flows for real estate development.  Dundee Realty manages maturities of outstanding debt by matching them to project closing dates, and it monitors the repayment dates to ensure sufficient capital will be available to cover obligations.

Currency Risk
Dundee Realty entered into a foreign exchange forward contract to purchase a total of US$67.3 million at specific dates, which commenced on September 2, 2008 and ends on February 1, 2010.  The foreign exchange forward contract hedges the real estate segment’s exposure to foreign currency risk related to its future funding obligations for capital projects.  As of December 31, 2009, the balance to be purchased under this foreign exchange forward contract was US$1.9 million.  As determined using a derivative valuation model, a 3% change in foreign exchange rates would result in an $12,000 (2008 - $400,000) adjustment to OCI, before taxes and non-controlling interest.

Resources

Eurogas is exposed to financial risks due to the nature of its business and the financial assets and liabilities that it holds.

Interest Rate Risk
Eurogas incurs interest rate risk through its investments in discounted notes and GICs and, to a lesser extent, in its cash position.  For every 50 basis point change in market interest rates, net earnings before taxes and non-controlling interest, would change by approximately $320,000 (2008-$115,000).

Currency Risk
As a result of the ACS Transaction (note 3), Eurogas has a Euro denominated loan receivable from Escal.  A 3% change in the foreign exchange rate would result in a change to net earnings, before taxes and non-controlling interest, of approximately $90,000 (2008 - $66,000)

Eurogas’ equity investment in Escal is considered a self-sustaining operation and the current method is used for translating the results of its operations with unrealized foreign currency translation adjustments included in OCI.  A 3% change in the foreign exchange translation rate of Euros to Canadian dollars would change the value of the equity investment in Escal by approximately $81,000 (2008-$52,000), with the unrealized foreign exchange amount recognized in OCI.

Equity Accounted Investments
The various risk factors discussed above may impact the Company’s equity accounted investments and therefore impact future net earnings and OCI.  The Company, however, does not measure or monitor these risks in isolation.

25.	CAPITAL MANAGEMENT

The Company defines the capital that it manages as the aggregate of its shareholders’ equity and interest bearing debt, including outstanding preference shares.  The following table summarizes the carrying value of the Company’s capital as at December 31, 2009 and 2008.

Type of capital	2009	2008
Shareholders' equity	$1,124,107	$880,839
Corporate debt	388,017	529,507
Series 1 preference shares, DundeeWealth	153,301	152,978
Preference shares, series 1	147,722	147,371
	$1,813,147	$1,710,695

DUNDEE CORPORATION

The Company’s objectives when managing capital include (i) ensuring that the Company and all of its regulated entities meet relevant regulatory capital requirements; (ii) ensuring that the Company is able to meet its financial obligations as they become due, whilst ensuring compliance with all applicable debt covenants; (iii) ensuring that the Company has sufficient capital to manage the land and housing business in the real estate segment and the exploration and development activities in the resources segment; (iv) ensuring that the Company has sufficient capital available to benefit from acquisition opportunities, should they arise; and (v) ensuring adequate returns for shareholders.  The Company regularly assesses its capital management practices in response to changing economic conditions.

Certain of the Company’s subsidiaries are subject to regulatory capital requirements as described in the “Liquidity and Capital Resources” section of the Company’s 2009 MD&A.  At December 31, 2009, regulated subsidiaries exceeded required levels of regulatory capital, with excess working capital of $352,978,000 (2008 – $45,189,000) in its investment management business and excess regulatory capital of $38,449,000 (2008 – $64,209,000) in its brokerage business.

As at December 31, 2009, the Company and its subsidiaries complied with all regulatory capital requirements and all debt covenants.

26.	COMMITMENTS, CONTINGENCIES AND OFF-BALANCE SHEET ARRANGEMENTS

Commitments

Lease Commitments

The Company and its subsidiaries have operating and capital lease agreements for premises and equipment pursuant to which future minimum annual lease payments, exclusive of operating costs and realty taxes, are as follows:

2010	$13,221
2011	10,523
2012	9,151
2013	7,774
2014	7,756
Thereafter	50,411
$98,836

Wealth Management Commitments

Future Compensatory Awards
DundeeWealth has established compensation arrangements pursuant to which certain employees and advisors have been awarded grants that provide for the delivery of shares or other forms of compensation in the future, subject to vesting requirements as provided in the terms of each arrangement (note 21).  As part of its share incentive arrangements, DundeeWealth has commitments to fund a further $9,253,000 in future compensatory awards in 2010.

Shareholders’ Agreement
In connection with The Bank of Nova Scotia’s (“Scotiabank”) investment in DundeeWealth, Dundee Corporation and Scotiabank entered into a shareholders’ agreement outlining their respective rights and interests as shareholders of DundeeWealth.  The shareholders’ agreement includes matters relating to the purchase of shares, board representation, rights of first offer and matching offers in the event a shareholder wishes to dispose of their interest.  In a specific circumstance, should the Company dispose of its shares in DundeeWealth to a third party, Scotiabank may be entitled to a fee payable by DundeeWealth, or in the event DundeeWealth is unable to pay, a fee payable by the Company in an amount between $20,000,000 and $40,000,000.

DUNDEE CORPORATION

Real Estate Commitments

Shareholders’ Agreement in Respect of Dundee Realty
The Company has entered into a shareholders’ agreement with the non-controlling shareholder of Dundee Realty pursuant to which the Company has agreed to repurchase the interest of the non-controlling shareholder in certain circumstances at fair market value at the time of purchase.

Land Purchase Agreements and Estimated Costs to Complete
Dundee Realty has commitments under land purchase agreements totalling $36,762,000 as at December 31, 2009 (2008 - $2,832,000) which will become payable in future periods upon the satisfaction of certain conditions pursuant to these agreements.  Estimated costs to complete land and housing and condominium projects which have not been accrued at December 31, 2009 were $2,801,000 (2008 - $8,265,000).

Wind Turbine Purchase Agreement
Dundee Realty has commitments under a wind turbine purchase agreement through its joint venture investment in the windmill development project for $374,000 (2008 - $10,472,000) which will become payable upon delivery and installation of certain equipment.

Contingent Liabilities

Legal Contingencies
A subsidiary of DundeeWealth was one of several underwriters in respect of a public offering of senior secured notes totaling approximately $142 million, under a prospectus dated July 5, 2007.  The subsidiary’s participation was 12.5%.  A number of entities that are note holders have issued a claim in which the underwriters have been named as defendants regarding note holders’ security interest further to filing by the issuer under the Companies’ Creditors Arrangement Act.  To date, the claim has not been served on the subsidiary.  The defences to this claim and the quantification of damages are yet to be determined and the amount of the loss, if any, cannot be determined at this time.  However, the subsidiary intends to vigorously defend itself against this claim.

The Company and its subsidiaries are defendants in various legal actions.  The Company intends to vigorously defend itself against these claims.  Although the ultimate outcome of these matters cannot be ascertained at this time and the results of legal proceedings cannot be predicted with certainty, it is the opinion of management, based on information currently available, that these are not material liabilities, adequate provisions have been made for any liabilities and the resolution of these matters will not have a material adverse effect on the financial position of the Company.

Acquisition Contingencies
Contingent consideration related to business acquisitions are disclosed in note 3.

Off-Balance Sheet Arrangements

Indemnification Agreements
In the normal course of business, the Company executes agreements that provide for indemnifications to third parties in transactions such as business combinations.  The Company and its subsidiaries have also agreed to indemnify their respective directors and officers, to the extent permitted under corporate law, against costs and damages that may be incurred by these individuals as a result of lawsuits or any other proceedings in which they are sued as a result of their service.  DundeeWealth has also indemnified members of the Board of Governors of its managed funds.  The nature of these agreements precludes the possibility of making a reasonable estimate of the maximum potential amount the Company could be required to pay third parties, as the agreements often do not specify a maximum amount and the amounts are dependent on the outcome of future contingent events, the nature and likelihood of which cannot be determined.

DUNDEE CORPORATION

Historically, the Company has not made any payments under such indemnification agreements.  No amounts have been recorded in these consolidated financial statements with respect to these indemnifications.

Real Estate Arrangements

Guarantees Issued in the Normal Course of Business
Dundee Realty and its operating subsidiaries may become liable under guarantees that are issued in the normal course of business and with respect to litigation and claims that arise from time to time.

Letters of Credit and Security Bonds
Dundee Realty is contingently liable for letters of credit and security bonds that have been provided to support land developments in the amount of $39,254,000 (2008 - $39,937,000).

Joint Ventures and Co-ownerships
Dundee Realty may conduct its real estate activities from time to time through joint ventures with third party partners.  The Company is contingently liable for the obligations of the other owners of the unincorporated joint ventures in the amount of $27,778,000 as at December 31, 2009 (2008 - $9,861,000).  The Company would have available to it the other venturers’ share of assets to satisfy the obligations that may arise.

As at and for the years ended December 31, 2009 and 2008, the Company’s share of assets, liabilities, revenues and expenses of joint ventures in respect of real estate projects is illustrated in the table that follows.

	2009		2008
	Total	Proportionate	Total	Proportionate
	Joint Ventures	Share	Joint Ventures	Share
Assets	$376,717	$129,788	$185,155	$68,117
Liabilities	239,784	85,903	58,745	25,401
Revenues		$29,305		$33,557
Expenses		28,021		29,633
Operating income		$1,284		$3,924

Cash flows from operating activities		$10,302		$13,865
Cash flows used in financing activities		23,193		(11,981)
Cash flows used in investing activities		(21,807)		(7,234)

Oil & Gas Arrangements

Commitments in Respect of Eurogas
On January 19, 2009, the Tunisian Hydrocarbon Committee approved a two-year extension on the Sfax Exploration Permit, which governs Eurogas’ Tunisian oil and gas property.  The approval extends the primary term to December 8, 2011.  As a condition to the extension, EII is committed to drilling one new exploration well during the extension period.  EII has not completed its estimate of the costs to meet this commitment, as the costs are partially contingent on the selection of the prospect and location within the Sfax Permit.

DUNDEE CORPORATION

27.	SEGMENTED INFORMATION

The Company is a diversified asset management company with a core focus in the areas of wealth management, real estate and resources.  Asset management activities are carried out directly through NGIC and through DREAM.  As well, the Company manages it own diversified portfolio of investments.  Asset management activities are organized into three main operating segments:

Wealth Management
The wealth management segment consists principally of the operations of DundeeWealth and its various operating subsidiaries.  Through these subsidiaries, DundeeWealth provides diversified wealth management and investment solutions including alternative and tax-advantaged products, capital markets and advisory services to financial advisors, institutions, corporations and foundations, and innovative wealth management through independent financial advisors across Canada.  The wealth management segment also includes the operations of the Company’s international wealth management activities located in the Cayman Islands and Bermuda.

Real Estate
The real estate segment includes the operations of Dundee Realty.  Dundee Realty operates as an asset manager of commercial real estate.  In addition, Dundee Realty owns and develops land and housing and condominiums in Canada and the United States.  Real estate operations also include an 18% interest in Dundee REIT.

Resources
Activities in the resources segment are carried out through Dundee Resources, which acts as both a strategic investor and merchant bank, providing equity and quasi-equity financing to public and private companies focused on developing resource assets in the mining and energy businesses.  Principal resource investments include a 54% interest in Eurogas, an oil and gas company that carries on exploration, development, production, acquisition and natural gas storage activities and has its primary interests in Spain and Tunisia.

The resources segment includes activities related to the Company’s interests in Dundee Precious and Breakwater, which are accounted for by the equity method.  The Company also invests in several other public and private resource companies.

Other Investments and Corporate Costs
In addition to its three main operating segments, the Company also holds a diversified portfolio of public and private investment holdings, covering a wide spectrum of industry sectors.  These investments are generally classified as AFS  and are therefore carried at fair value and have been included in a separate operating segment.  General corporate overhead costs, including interest on corporate debt, which are not specifically allocated to any operating division are also included in this operating segment.

DUNDEE CORPORATION

Segmented Statements of Operations for the years ended December 31,

	Wealth						Other Investments and
	Management		Real Estate			Resources	Corporate Costs		Intersegment			TOTAL
	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008
SEGMENTED OPERATIONS
Revenues	$ 782,014	$ 823,941	$ 243,136	$ 401,220	$ 10,211	$ 3,105	$ 12,111	$ 11,814	$ (9,387)	$ (11,425)	$ 1,038,085	$ 1,228,655
Expenses	597,177	683,765	177,433	293,381	6,027	6,555	9,342	10,887	(2,317)	(1,522)	787,662	993,066
	184,837	140,176	65,703	107,839	4,184	(3,450)	2,769	927	(7,070)	(9,903)	250,423	235,589
Less:
Depreciation, depletion and amortization	101,198	97,071	4,754	4,111	677	113	1,985	1,982	-	-	108,614	103,277
Interest expense	21,032	21,526	9,712	9,789	2,727	4,284	14,631	9,484	(10,342)	(13,175)	37,760	31,908
Share of (earnings) losses of equity accounted investees	-	-	1,211	(1,468)	(7,505)	37,158	-	-	-	-	(6,294)	35,690
Fair value adjustments	(14,125)	231,008	-	-	-	149,533	-	4,751	-	-	(14,125)	385,292
Foreign exchange (gain) loss	(9,131)	14,044	-	-	413	(1,744)	(215)	293	-	-	(8,933)	12,593
Unrealized gain on exchangeable debentures	-	-	-	-	-	-	-	(1,314)	-	-	-	(1,314)
OPERATING EARNINGS (LOSS) BEFORE
UNDERNOTED ITEMS	85,863	(223,473)	50,026	95,407	7,872	(192,794)	(13,632)	(14,269)	3,272	3,272	133,401	(331,857)
Non-controlling interest	(26,328)	95,902	(9,254)	(22,566)	1,659	972	-	-	-	-	(33,923)	74,308
Loss on sale of subsidiary	-	(17,679)	-	-	-	-	-	-	-	-	-	(17,679)
NET EARNINGS (LOSS) BEFORE
NON-SEGMENTED ITEMS	59,535	(145,250)	40,772	72,841	9,531	(191,822)	(13,632)	(14,269)	3,272	3,272	99,478	(275,228)
Dilution gains, net											1,244	578
Income taxes											(38,271)	78,389
Discontinued operations	-	69	-	-	-	-	-	-	-	-	-	69
NET EARNINGS (LOSS) FOR THE PERIOD	$ 59,535	$ (145,181)	$ 40,772	$ 72,841	$ 9,531	$ (191,822)	$ (13,632)	$ (14,269)	$ 3,272	$ 3,272	$ 62,451	$ (196,192)

	Wealth						Other Investments and
	Management		Real Estate			Resources	Corporate Costs		Intersegment		TOTAL	TOTAL
	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008
Cash and cash equivalents	$ 428,255	$ 147,113	$ 9,846	$ 16,506	$ 536	$ 2,688	$ 41,538	$ 1,277	$ -	$ -	$ 480,175	$ 167,584
Goodwill	373,926	375,967	-	-	-	-	-	-	-	-	373,926	375,967
Other assets	1,447,566	1,474,894	672,384	832,921	244,156	183,903	72,991	45,691	-	-	2,437,097	2,537,409
TOTAL ASSETS	$ 2,249,747	$ 1,997,974	$ 682,230	$ 849,427	$ 244,692	$ 186,591	$ 114,529	$ 46,968	$ -	$ -	$ 3,291,198	$ 3,080,960

DUNDEE CORPORATION

28.	RELATED PARTY TRANSACTIONS

Other than as disclosed elsewhere in these consolidated financial statements, related party transactions and balances as at and for the years ended December 31, 2009 and 2008 are as described below.

Wealth Management
DundeeWealth and its subsidiaries, in the course of their regular business activities, conduct routine transactions with the Company and with the Company’s affiliates, including Scotiabank (note 26) and certain of the Company’s equity accounted investees.  Generally, transactions between DundeeWealth, the Company and these related entities are conducted on normal market terms and are recorded at their exchange value.

DundeeWealth continues to provide administrative services related to Dundee Bank of Canada, now a wholly owned subsidiary of Scotiabank, pursuant to a white-label agreement between DundeeWealth and Scotiabank.  During 2009, DundeeWealth earned fees of $8,954,000 (2008 - $3,604,000) in respect of these arrangements.

Financial Services Revenue
DundeeWealth’s investment management subsidiary trades securities through registered brokers on behalf of its mutual fund clients and other discretionary client portfolios.  These transactions may be conducted through DundeeWealth’s brokerage subsidiary in accordance with a negotiated discounted schedule.  In addition, DundeeWealth Financial may facilitate the purchase and sale of foreign currencies on behalf of these clients.

DundeeWealth’s brokerage subsidiary may participate in corporate finance related activities, including financial advisory activities for the Company, its subsidiaries and affiliates, including equity accounted investees and fiduciary accounts managed by DundeeWealth.

Officers, directors and employees of the Company, its subsidiaries and other related parties may make use of the facilities of DundeeWealth’s brokerage firm and mutual fund dealer.

Investments in Assets Managed by Subsidiaries of DundeeWealth
As at December 31, 2009, the Company held mutual funds and other investments with a net carrying value of $98,696,000 (2008 – $68,779,000) managed by the investment management subsidiary of DundeeWealth.  In addition, included in cash and cash equivalents at December 31, 2009 is $10,039,000 (2008 – $4,792,000) invested in a money market mutual fund managed by the investment management subsidiary of DundeeWealth.

Agreements with Mutual Funds
Goodman & Company Investment Counsel Ltd. (“Goodman & Company”) acts as a manager for Dynamic FundsTM and other investment products (the “Funds”) in accordance with the respective agreements between the Funds and Goodman & Company.  In return, Goodman & Company is responsible for management services and all costs connected with the distribution of securities of the Funds.  A significant portion of the management fees Goodman & Company earned in 2009 and 2008 were from the Funds.  As at December 31, 2009, Goodman & Company had $69,172,000 (2008 – $31,412,000) receivable from the Funds.  Goodman & Company also acts as trustee for the Funds that are mutual fund trusts.

Real Estate

Transactions with Certain Officers of the Company
In 2005, and in accordance with employment arrangements made with a non-executive officer of Dundee Realty, Dundee Realty agreed to sell 4% of its interest, net of debt, in The Distillery Historic District to such officer at Dundee Realty’s cost of approximately $365,000 and agreed to permit such officer to participate to the extent of 10% in a $6,487,000 loan made to certain co-owners of The Distillery Historic District.

DUNDEE CORPORATION

Dundee Realty provided a loan to a non-executive officer.  At December 31, 2009, the amount outstanding was $444,000 (2008 - $517,000).  The loan accrues interest at 3% per annum, is subordinated to a third party lender to the officer and is secured by a deed of trust on a residential property.

In 2007, Dundee Realty issued a promissory note bearing interest at a rate of prime plus 1% to the non-controlling shareholder in the amount of $8,917,000.  The Company repaid the amount to the non-controlling shareholder in 2008.

Dundee Realty Asset Management Agreement
Effective August 24, 2007, Dundee Realty entered into an asset management agreement with Dundee REIT pursuant to which Dundee Realty provides certain asset management services to Dundee REIT and its subsidiaries.  The asset management agreement provides for a broad range of asset management services, the remuneration for which includes: a base annual management fee, an incentive fee based on exceeding certain benchmarks relating to funds from operations and certain other fees as defined in the agreement.  For the year ended December 31, 2009, Dundee Realty received fees on a net basis of $4,149,000 (2008 - $4,304,000).

29.	FUTURE ACCOUNTING CHANGES

Business Combinations
In January 2009, the CICA issued CICA Handbook Section 1582, “Business Combinations”, Section 1601, “Consolidations”, and Section 1602, “Non-controlling Interests”.  These sections replace the former CICA Handbook Section 1581, “Business Combinations” and Section 1600, “Consolidated Financial Statements” and establish a new section for accounting for a non-controlling interest in a subsidiary.

CICA Handbook Section 1582 establishes standards for the accounting of a business combination.  It provides the Canadian equivalent to International Financial Reporting Standard (“IFRS”) 3, “Business Combinations” (January 2008).  The section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011.

CICA Handbook Section 1601 establishes standards for the preparation of consolidated financial statements.

CICA Handbook Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination.  It is equivalent to the corresponding provisions of IFRS International Accounting Standard (“IAS”) 27, “Consolidated and Separate Financial Statements” (January 2008).

CICA Handbook Section 1601 and Section 1602 apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011.  Earlier adoption of these sections is permitted as of the beginning of a fiscal year, however Sections 1582, 1601 and 1602 must be adopted concurrently.

International Financial Reporting Standards
In February 2008, the AcSB affirmed that Canadian GAAP for publicly accountable enterprises will be converged with IFRS effective in calendar year 2011.  The implementation of IFRS will apply to the Company's interim and annual consolidated financial statements beginning on January 1, 2011, including the restatement of comparative amounts for 2010.  As a result, the Company will publish its first consolidated financial statements, prepared in accordance with IFRS, for the quarter ended March 31, 2011.

While IFRS standards are premised on a conceptual framework similar to Canadian GAAP, there are differences in the areas of recognition, measurement and disclosure that may materially impact the Company's consolidated financial statements.  The transition to IFRS represents a significant initiative by the Company and as such, the Company has established an IFRS implementation committee with a mandate to oversee the conversion process.  An assessment has been completed to identify the key accounting differences between Canadian GAAP and IFRS.  The impact of these differences to the Company’s

DUNDEE CORPORATION

consolidated financial results at the time of transition and on implementation is currently being assessed.  Based on existing IFRS, significant differences to Canadian GAAP that may materially impact the Company’s financial results include, but are not limited to fair value determination and accounting for investment properties, accounting for oil and gas assets, principals of consolidation, measurement of contingencies, income taxes and impairment of assets.  The impact of IFRS to the Company at the transition will depend on the IFRS standards in effect at the time, accounting elections that have not yet been made and the prevailing business and economic facts and circumstances.

30. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company’s 2009 and 2008 consolidated financial statements have been prepared in accordance with Canadian GAAP.  These principles differ, in the following material respects, with those principles that the Company would have followed had its consolidated financial statements been prepared in accordance with generally accepted accounting principles in the United States (“US GAAP”).

New Accounting Standards Adopted in 2009

a)	Accounting Standards Codification
On July 1, 2009, the Company adopted Statement of Financial Accounting Standard (“SFAS”) No. 168, “FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles – a replacement of FASB Statement No. 162” (now known as Financial Accounting Standards Board Accounting Standards Codification (“FASB ASC”) 105-10, “Generally Accepted Accounting Principles”).  The codification is officially the single source of authoritative non-governmental US GAAP, superseding the FASB, American Institute of Certified Public Accountants, Emerging Issues Task Force, and related accounting literature.  Henceforth, only one level of authoritative US GAAP exists and all other accounting literature is considered non-authoritative.  The codification reorganized US GAAP pronouncements into roughly 90 accounting topics and displays them using a consistent structure.  Also included in the codification is relevant guidance from the Securities and Exchange Commission, organized using the same topical structure, in separate sections within the codification.  FASB ASC 105-10 is intended to reorganize and codify existing US GAAP and it is not intended to alter or change the underlying principles.  Accordingly, the adoption of FASB ASC 105-10 did not have any impact to the Company’s consolidated financial position or results of operations under US GAAP.

b)	Non-Controlling Interests in Consolidated Financial Statements
On January 1, 2009, the Company adopted FASB ASC 810-10, “Consolidation” (formerly SFAS No. 160, “Non-controlling Interests in Consolidated Financial Statements – an amendment of ARB No. 51”).  FASB ASC 810-10 provides guidance on the treatment of a non-controlling interest after acquisition in a business combination.  This new standard requires that (i) a non-controlling interest be presented clearly in equity, but separately from the parent’s equity, (ii) the amount of consolidated net earnings and other comprehensive income attributable to the parent and to a non-controlling interest be clearly identified and included in the consolidated statements of earnings and comprehensive income respectively, and (iii) changes in ownership interests of a subsidiary that do not result in a loss or acquisition of control be accounted for as equity transactions.  In accordance with the transitional guidance, the Company applied FASB ASC 810-10 on a prospective basis under US GAAP, except for the adjustment on a retroactive basis of net earnings and comprehensive income to include the portion attributed to the non-controlling interests and the reclassification of the non-controlling interests to equity.  Under Canadian GAAP, non-controlling interests are excluded from shareholders’ equity and net earnings.

c)	Subsequent Events
On April 1, 2009, the Company adopted SFAS No. 165, “Subsequent Events” (now known as FASB ASC 855-10, “Subsequent Events”).  FASB ASC 855-10 established general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued.  Implementation of this standard did not have a material impact on the Company’s consolidated financial position or results of operations.

d)	Other-Than-Temporary Impairment in Debt Securities
FASB Staff Positions (“FSP”) on FAS Statement 115-2 and FAS Statement 124-2, “Recognition and Presentation of Other- Than-Temporary Impairments” (now known as FASB ASC 320-10, “Investments – Debt and Equity Securities”) amends the other-than-temporary impairment guidance in US GAAP for debt securities to make the guidance more operational, and to improve the presentation and disclosure of other-than-temporary impairments on debt and equity securities in the financial statements.  The recognition provision within FASB ASC 320-10 applies only to debt securities that are subject to other-than-temporary impairments.  If the Company intends to sell or it is more-likely-than-not that it will be required to sell a security in an unrealized loss position prior to recovery of its cost basis, the security is other-than-temporarily impaired and the full amount of the impairment is recognized as a loss through earnings.  If the Company asserts that it does not intend to sell and it is more-likely-than-not that it will not be required to sell an other-than-temporarily impaired security before recovery of its cost basis, the impairment must be separated into credit and non-credit components, with the credit portion of the other-than-temporary impairment recognized as a loss through earnings and the non-credit portion recognized in other comprehensive income.

FASB ASC 320-10 is effective for interim and annual reporting periods ending after June 15, 2009.  The adoption of FASB ASC 320-10 did not have a material impact on the Company’s consolidated financial position or results of operations under US GAAP.

FASB ASC 320-10 requires that the Company record, as of the beginning of the period of adoption, a cumulative effect adjustment to reclassify the non-credit component of a previously recognized other-than-temporary impairment on debt securities which are still held as investments at the date of adoption, from retained earnings to accumulated other comprehensive income.  The Company reviewed other-than-temporary impairments it had previously recorded through earnings on debt securities and determined that all of these other-than-temporary impairments related to specific credit losses, resulting in no cumulative effect adjustment between opening retained earnings or accumulated other comprehensive income.

e)	Determining Fair Value
In September 2006, the FASB issued new accounting guidance on fair value measurements.  This guidance establishes a common definition for fair value to be applied to US GAAP requiring use of fair value, establishes a framework for measuring fair value, and expands disclosure about such fair value measurements.  It is effective for financial assets and financial liabilities for fiscal years beginning after November 15, 2007.  In February 2008, the FASB issued authoritative guidance deferring the effective date of the fair value guidance for all nonfinancial assets and nonfinancial liabilities to fiscal years beginning after November 15, 2008.  In September 2009, the FASB issued additional guidance on measuring the fair value of liabilities effective for the first reporting period beginning after issuance.  Implementation did not have a material impact on the Company’s consolidated financial position and results of operations.  The implementation of the fair value guidance for nonfinancial assets and nonfinancial liabilities, effective January 1, 2009, did not have a material impact on the Company’s consolidated financial position and results of operations.

FSP on FAS Statement 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly” (now known as FASB ASC 820-10, “Fair Value Measurements and Disclosures”) provides additional guidance on estimating the fair value of an asset or liability when the volume and level of activity for the asset or liability have significantly decreased and on identifying transactions that are not orderly.  FASB ASC 820-10 is effective for reporting periods ending after June 15, 2009.  The adoption of FASB ASC 820-10 did not have a material impact on the Company’s consolidated financial position and results of operations under US GAAP.

f)	Business Combinations
On January 1, 2009, the Company adopted SFAS No. 141 (revised 2007), “Business Combinations” (now known as FASB ASC 805-10, “Business Combinations”), which replaces SFAS No. 141, “Business Combinations”.  FASB ASC 805-10 retains the fundamental requirements to identify an acquirer and to use the acquisition method of accounting for each business combination.  This new standard requires (i) measurement of share consideration issued at fair value at the acquisition date; (ii) recognition of contingent consideration at fair value at the date of acquisition with subsequent changes in fair value generally reflected in net earnings; and (iii) the acquirer to expense acquisition-related costs as incurred.  A non-controlling interest must be measured at fair value.  Under Canadian GAAP, a non-controlling interest is recorded at the proportionate share of the carrying value of the acquiree.  In accordance with the transitional guidance, the Company has applied FASB ASC 805-10 on a prospective basis.  As the Company did not complete any business combinations during

2009, the adoption of FASB ASC 805-10 did not have any impact on the Company’s consolidated financial statements under US GAAP.

g)	Contingencies from Business Combinations
On January 1, 2009, the Company adopted the FSP on FASB Statement FAS 141(R)-1, “Accounting for Assets Acquired and Liabilities Assumed in a Business Combination that Arise from Contingencies” (now known as FASB ASC 805-10, “Business Combinations – Overall” and FASB ASC 805-20, “Business Combinations – Identifiable Assets and Liabilities, and Any Non-controlling Interest”), which amend the provisions related to the initial recognition and measurement, and the subsequent measurement and disclosure of assets and liabilities arising from contingencies in a business combination.  The adoption of FASB ASC 805-10 and FASB ASC 805-20 on January 1, 2009 did not affect the Company’s consolidated financial position or results of operations under US GAAP.

Other Differences between Canadian GAAP and US GAAP

h)	Fair Value Option
Canadian GAAP requires that the Company account for investments in which it has significant influence using the equity method, whereby the Company recognizes in its earnings, its proportionate share of earnings or losses of the underlying equity accounted investment, including its proportionate share of income recorded as discontinued operations and any other-than-temporary impairments.  Under US GAAP, FASB ASC 825-10, “Financial Instruments” (formerly SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities”), allows an entity the irrevocable option to elect fair value for the initial and subsequent measurement of certain financial assets and liabilities, including those investments where the Company exercises significant influence.  The Company elected the fair value option in respect of its equity accounted investments and accordingly, for US GAAP purposes, these investments are accounted for at their fair value with the change in the fair value recognized in earnings.  Any interest or dividends earned from these financial instruments are recognized in investment income.

Canadian GAAP requires that equity accounted investments be assessed for other-than-temporary impairment if the market value of the equity accounted investment is below its carrying value for a prolonged period of time.  During 2008, the Company recognized an other-than-temporary impairment on its equity accounted investments.  For US GAAP purposes, this other-than-temporary impairment has been reversed, as equity accounted investments are carried at their fair value.

i)	Stock Based Compensation
Prior to 2006, under US GAAP, the Company followed the principles of Accounting Principles Board (“APB”) No. 25, “Accounting for Stock Issued to Employees”, as amended by SFAS No. 123, “Accounting for Stock-Based Compensation”, for purposes of measuring stock-based compensation using the intrinsic method.  Under this method, compensation expense was measured as the excess, if any, of the quoted market price of the Company’s shares over the award’s exercise price, as measured on the measurement date.  This compensation expense was reflected over the vesting periods of the underlying awards.  The Company’s stock-based awards were granted with an exercise price equal to market value and do not include a cash-settlement feature.  Accordingly, no compensation expense was recognized under US GAAP.  However, effective January 1, 2006, the Company adopted SFAS No. 123R, “Share-Based Payment” (now FASB ASC 718-10, “Compensation – Stock Compensation”), which is similar to CICA Handbook Section 3870, “Stock-Based Compensation”, which requires the recognition of stock-based compensation at fair value.  As a result, the Company has no US and Canadian GAAP differences for stock-based awards issued after January 1, 2006.  Amounts in 2009 and 2008 relating to differences in stock-based compensation between Canadian and US GAAP relate to the exercise of stock-based awards in 2009 and 2008 that had been granted prior to January 1, 2006.

j)	Income Taxes
Under US GAAP, the Company applies FASB interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an Interpretation of FASB ASC 740-10, Income Taxes” (“FIN 48”).  FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB ASC 740-10 (formerly FASB Statement No. 109, “Accounting for Income Taxes”).  The application of FIN 48 does not result in any material adjustments for the purpose of the reconciliation to US GAAP in 2009 and 2008.

k)	Available-for-Sale Securities
Prior to January 1, 2007, the Company’s corporate investments were carried at cost.  In fiscal 2007, the Company adopted CICA Handbook Section 3855 “Financial Instruments – Recognition and Measurement”, which has similar requirements to SFAS No. 115 “Accounting for Certain Investments in Debt and Equity Securities”, whereby investments which meet the available-for-sale criteria are reported at their fair value, with unrealized gains and losses, net of taxes, reported as part of comprehensive income.  Unrealized losses on available-for-sale securities that are determined to be other-than-temporary are included in operations.  As a result, beginning in fiscal 2007, there are no significant continuing US/Canadian GAAP differences in accounting for these investments.

l)	Classification of Sales Commission Payments on the Consolidated Statement of Cash Flows
Under Canadian GAAP, the Company classifies sales commission payments made on sales of mutual funds as an investing activity in the consolidated statement of cash flows.  Under US GAAP, the Company classifies these payments as an operating activity in the consolidated statement of cash flows.

m)	Classification of Amounts Associated with Non-controlling Interests
Under Canadian GAAP, the Company classifies amounts paid to acquire non-controlling interests as step acquisitions and as such, these amounts are classified as an investing activity on the consolidated statement of cash flows under the caption “Cash disbursed in business combinations”.  Under US GAAP, and following the prospective adoption of FASB ASC 810-10, “Consolidation” (see item “b” above), effective January 1, 2009, cash paid to acquire non-controlling interests are considered capital transactions and are therefore classified as a financing activity.

Effect of Differences between Canadian GAAP and US GAAP on the Consolidated Financial Statements

Consolidated Statement of Operations and Comprehensive Income
Application of the above referenced standards, as previously described, would have the following effects on the consolidated statements of operations and comprehensive income of the Company as at and for the years ended December 31, 2009 and 2008.

DIFFERENCES IN EARNINGS (LOSS)	Ref	2009	2008
Net earnings (loss) under Canadian GAAP		$62,451	$(196,192)
Non-controlling interests	(b)	33,923	(74,308)
Adjustments for US GAAP
Adjustment for mark-to-market adjustments	(h)	151,275	(331,852)
Adjustment to share of (earnings) loss from equity accounted investees	(h)	(6,294)	35,690
Adjustment to fair value adjustments	(h)	-	114,564
Adjustment to dilution gains	(b)	(1,244)	-
Adjustment to future income tax provision related to the above items		(33,438)	42,184
Net earnings (loss) under US GAAP		$206,673	$(409,914)
Net (earnings) loss attributable to non-controlling interests, US GAAP	(b)	(33,923)	74,308
Net earnings (loss) attributable to parent company, US GAAP		$172,750	$(335,606)

DIFFERENCES IN THE CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)	Ref	2009	2008
Net earnings (loss) under US GAAP		$172,750	$(335,606)
Other comprehensive earnings (loss) under Canadian GAAP, net of tax		51,601	(24,503)
Non-controlling interests	(b)	22,891	3,908
Adjustments for US GAAP
Changes related to accounting for equity accounted investments, net of tax	(h)	1,978	1,177
Transfer of realized gain on available-for-sale securities to net earnings, net of tax	(k)	-	(370)
Comprehensive income (loss) under US GAAP		$249,220	$(355,394)
Comprehensive income attributable to non-controlling interests, US GAAP	(b)	(22,891)	(3,908)
Comprehensive income (loss) attributable to parent company, US GAAP		$226,329	$(359,302)

The effect of the above changes to the calculation of earnings (loss) per share is detailed below.

Earnings (loss) per share	Canadian GAAP		US GAAP
	2009	2008	2009	2008
Basic	$0.81	$(2.62)	$2.29	$(4.49)
Diluted	$0.77	$(2.62)	$2.20	$(4.49)

Consolidated Balance Sheet
The following table presents the consolidated balance sheet amounts in accordance with US GAAP, setting out individual amounts, including income tax amounts in respect thereof, where different from the amounts reported under Canadian GAAP.

DIFFERENCES IN THE CONSOLIDATED BALANCE SHEETS	Ref		2009			2008
		Canadian		US	Canadian		US
		GAAP	Difference	GAAP	GAAP	Difference	GAAP
ASSETS
Equity accounted investments	(h)	$158,963	$96,233	$255,196	$160,339	$(54,959)	$105,380
Real estate, capital assets and other assets	(b)	523,487	(70)	523,417	526,256	-	526,256
Goodwill and other intangible assets	(b)	736,355	511	736,866	740,784	-	740,784
Other assets		1,872,393	-	1,872,393	1,653,581	-	1,653,581
		$3,291,198	$96,674	$3,387,872	$3,080,960	$(54,959)	$3,026,001
LIABILITIES
Future income tax liabilities		$40,188	$23,036	$63,224	$3,024	$(10,477)	$(7,453)
Other liabilities		1,463,157	-	1,463,157	1,581,955	-	1,581,955
		1,503,345	23,036	1,526,381	1,584,979	(10,477)	1,574,502
NON-CONTROLLING INTEREST	(b)	667,871	(667,871)	-	615,142	(615,142)	-
SHAREHOLDERS' EQUITY
Share capital
Common shares		289,207	(316)	288,891	288,398	(285)	288,113
Preference shares, series 2		127,085	-	127,085	-	-	-
Contributed surplus		8,498	4,384	12,882	11,549	(1,490)	10,059
Retained earnings		666,774	68,038	734,812	604,075	(42,261)	561,814
Accumulated other comprehensive income (loss)		28,418	5,097	33,515	(23,183)	3,119	(20,064)
Non-controlling interests	(b)	-	664,306	664,306	-	611,577	611,577
		1,119,982	741,509	1,861,491	880,839	570,660	1,451,499
		$3,291,198	$96,674	$3,387,872	$3,080,960	$(54,959)	$3,026,001

The differences in consolidated shareholders’ equity are illustrated below:

DIFFERENCES IN SHARE CAPITAL, COMMON SHARES	Ref	2009	2008
Share capital, common shares under Canadian GAAP		$289,207	$288,398
Adjustment for stock based compensation	(i)	(316)	(285)
Share capital, common shares under US GAAP		$288,891	$288,113

DIFFERENCES IN SHARE CAPITAL, CONTRIBUTED SURPLUS	Ref	2009	2008
Share capital, contributed surplus under Canadian GAAP		$8,498	$11,549
Adjustment for stock based compensation	(i)	(1,459)	(1,490)
Adjustment for fair value option	(h)	3,714	-
Adjustment for dilution gains	(b)	1,244	-
Adjustment for step acquisitions	(b)	885	-
Share capital, contributed surplus under US GAAP		$12,882	$10,059

DIFFERENCES IN RETAINED EARNINGS	Ref	2009	2008
Retained earnings under Canadian GAAP		$666,774	$604,075
Adjustment for fair value option	(h)	63,942	(47,601)
Adjustment for stock based compensation	(i)	5,340	5,340
Adjustment for dilution gains	(b)	(1,244)	-
Retained earnings under US GAAP		$734,812	$561,814

DIFFERENCES IN ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)	Ref	2009	2008
Accumulated other comprehensive income (loss) under Canadian GAAP		$28,418	$(23,183)
Adjustment for fair value option	(h)	5,097	3,119
Accumulated other comprehensive income (loss) under US GAAP		$33,515	$(20,064)
		-	-
DIFFERENCES IN NON-CONTROLLING INTEREST	Ref	2009	2008
Non-controlling interest under Canadian GAAP		$667,871	$615,142
Adjustment for stock based compensation in subsidiaries	(i)	(3,565)	(3,565)
Non-controlling interest under US GAAP		$664,306	$611,577

Consolidated Statement of Cash Flow
The following table presents the consolidated cash flow amounts in accordance with US GAAP, setting out individual amounts where different from the amounts reported under Canadian GAAP.

DIFFERENCES IN THE CONSOLIDATED
STATEMENT OF CASH FLOWS	Ref		2009			2008
		Canadian		US	Canadian		US
		GAAP	Difference	GAAP	GAAP	Difference	GAAP
OPERATING ACTIVITIES
Cash provided from operating activities before adjustments		$255,459	$-	$255,459	$131,868	$-	$131,868
Sales commissions incurred on distribution of mutual funds	(l)	-	(91,643)	(91,643)	-	(108,890)	(108,890)
Cash provided from operating activities		255,459	(91,643)	163,816	131,868	(108,890)	22,978
INVESTING ACTIVITIES
Cash used in investing activities, before adjustments		(33,213)	-	(33,213)	(150,220)	-	(150,220)
Sales commissions incurred on distribution of mutual funds	(l)	-	91,643	91,643	-	108,890	108,890
Cash disbursed in business combinations	(m)	-	5,210	5,210	-	-	-
Cash provided from (used in) investing activities		(33,213)	96,853	63,640	(150,220)	108,890	(41,330)
FINANCING ACTIVITIES
Cash provided from financing activities, before adjustments		90,345	-	90,345	58,821	-	58,821
Cash disbursed to acquire non-controlling interests	(m)	-	(5,210)	(5,210)	-	-	-
Cash provided from financing activities		90,345	(5,210)	85,135	58,821	-	58,821
NET INCREASE IN CASH DURING THE YEAR		312,591	-	312,591	40,469	-	40,469
Cash and cash equivalents, beginning of year		167,584	-	167,584	126,915	-	126,915
Change in net cash relating to discontinued operations		-	-	-	200	-	200
CASH AND CASH EQUIVALENTS, END OF YEAR		$480,175	$-	$480,175	$167,584	$-	$167,584

Future Accounting Changes under US GAAP

In June 2009, the FASB issued SFAS No. 167, “Amendments to FASB Interpretation No. 46(R)” (now known as FASB ASC 810-10, “Consolidation”), to replace the quantitative-based risks and rewards calculation for determining which enterprise has a controlling financial interest in a variable interest entity, with an approach focused on identifying which enterprise has (i) the power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance and (ii) the obligation to absorb losses of the entity or the right to receive benefits from the entity. It also requires an additional reconsideration event when determining whether an entity is a variable interest entity when any changes in facts and circumstances occur and ongoing assessments of whether an enterprise is the primary beneficiary of a variable interest entity.  FASB ASC 810-10 is effective as of the beginning of the reporting entity’s first annual reporting period that begins after November 15, 2009.  The Company is currently evaluating the impact of the adoption of FASB ASC 810-10 on its consolidated financial position and results of operations under US GAAP.